



08001798

RECEIVED
2008 APR 16 P 1:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 3 Press releases dated February March 6 to 17
- 1 disclosure of share buy-back transactions between Mars 7 to 17
- 1 Euronext Paris Notice dated March 6
- 1 Free translation of declaration to AMF on March 5
- 2 déclarations des dirigeants de Société (French only)
- 1 publication « avis de réunion valant avis de convocation » parue au « Bulletin des Annonces Légales Obligatoires » n° 33, 17 mars 2008
- 1 invitation to Shareholders' meeting

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

PROCESSED
APR 18 2008
THOMSON FINANCIAL

Very truly yours,

L'AIR LIQUIDE S.A.

By: ________________________ Paris March 31, 2008
Name: Bruno de La Villarmois
Title: Relation Place

Encl.

dw 4/17


AIR LIQUIDE

RECEIVED
2008 APR 16 P 1:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, March 17, 2008

Annual General Meeting of Shareholders, May 7, 2008

Corporate Communications
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide's Board of Directors met on March 13, 2008 **and approved the draft resolutions** which will be submitted to the Annual General Meeting of Shareholders, according to the agenda attached. Chaired by Benoît Potier, the company's Chairman and Chief Executive Officer, this Shareholders meeting will be held **on Wednesday, May 7, 2008, at 3 p.m.**, at the Palais des Congrès, in Paris.

Notice of the meeting, valid as a notice of convocation and incorporating the agenda and draft resolutions, was published in the BALO legal gazette on March 17, 2008.

All of the resolutions to be voted upon at the Annual General Meeting of Shareholders, together with a presentation of their related objectives, and practical information about how to participate in the meeting, are available on the Group's website: **www.airliquide.com**

Upcoming events

1st quarter revenue:
Thursday, April 24, 2008

Annual General Meeting of Shareholders:
Wednesday, May 7, 2008

1st half revenue and earnings
Monday, August 4, 2008

3rd quarter revenue:
Thursday, October 23, 2008

*With more than **40,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

Agenda for Annual General Meeting of Shareholders
7th May, 2008

Ordinary Shareholders' Meeting

- Board of Directors' reports.
- Statutory auditors' reports.
- Approval of the Company's financial statements for fiscal year 2007.
- Approval of the consolidated financial statements for fiscal year 2007.
- Appropriation of 2007 earnings; setting of the dividend.
- Authorization granted to the Board of Directors to allow the Company to trade in its own shares.
- Renewal of term of office or appointment of three members of the Board of Directors.
- Setting of directors' fees.
- Approval of the agreements referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code and of the statutory auditors' special report.
- Authorization granted to the Board of Directors to issue bonds.

Extraordinary Shareholders' Meeting

- Authorization granted to the Board of Directors to reduce the share capital by cancellation of treasury shares.
- Delegation of powers to the Board in order to issue free share subscription warrants if a public offer is launched on the Company.
- Delegation of authority in order to increase share capital via the issuance of ordinary shares with retention of shareholders' preferential share subscription rights.
- Delegation of authority in order to increase in the event of oversubscription the issuance amount of ordinary shares with retention of shareholders' preferential subscription rights.
- Delegation of authority to increase share capital by capitalizing share premiums, reserves, profits or other.
- Delegation of authority to perform capital increases reserved for members of Company or Group savings plans.
- Delegation of authority to perform share capital increases reserved for a category of beneficiaries.

Ordinary Shareholders' Meeting

- Powers for formalities.

Paris: March 13, 2008



First anesthesia with LENOXe™ in France, at the Nîmes Teaching Hospital

Contacts

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide's Healthcare business

The Healthcare "World Business Line" of Air Liquide serves over 5,000 hospitals and 300,000 patients throughout the world, supplying gases, hygiene products and equipment to hospital customers, and providing homecare services to patients in the community.

In 2007, the Group's Healthcare sales were €1.592 billion, 63% of which originated outside France, with 7,200 employees.

Medical Gases

At hospitals, medical gases are used primarily in emergency units, operating rooms and intensive care, where they are used **to anesthetize , treat acute respiratory disorders relieve pain, diagnose,** ....

These gases include **oxygen**, **nitrous oxide, Kinox™**, **Kalinox™**, and now **LENOXe™**. They consist of three components: a **gas** (the active principle), **special packaging,** and the **dispensing system for administration**.

They are subject to strict regulations (in Europe, marketing authorizations or CE labeling).

LENOXe™, **the first xenon-based anesthetic to be marketed in Europe, was used for the first time in France on December 18, 2007 at the Nîmes University Hospital.** Since that date, **several other anesthesia procedures using xenon have been successfully performed at the hospital.**

LENOXe™, an Air Liquide innovation, is composed of **xenon**, a gas present in very small quantities in the air, which offers remarkable anesthetic properties. LENOXe™ is administered in a mixture containing oxygen, thanks to the **FELIX DUAL™ anesthesia workstation,** another Air Liquide innovation. LENOXe™ acts on central cerebral receptors. **As an inert gas, xenon is not metabolized; it is flushed, unchanged , through the lungs.**

As xenon is a normal component of air, it can be discharged into the atmosphere without any risk. Its quick elimination from the body once anesthesia is complete facilitates the patient's post-operative recovery.

As Professor Jacques Ripart, Head of Anesthesia & Pain treatment at the Nîmes Teaching Hospital explains, ***"LENOXe™ is a true innovation in the field of anesthesia, particularly during long procedures. Xenon's unique pharmacological properties really offer us new perspectives. I have observed how this product leads to a very rapid recovery, even after a several-hour anesthesia. In addition, xenon's hemodynamic effects on patients are particularly limited. This molecule is now available for normal use and represents an added benefit to the safety and comfort of patients."***

Jean-Marc de Royere, Senior Vice-President of Air Liquide in charge of Healthcare commented, ***"Within the March 2007 European marketing authorization, our teams have been working with physicians to introduce Xenon in France and Germany, soon to be followed by other European countries. As our research people explore the medical potential of xenon and other medical gases, particularly for anesthesia, intensive care and pain relief, new fields are opening for Air Liquide in healthcare."***

With more than 40,000 employees in 72 countries, Air Liquide is a world leader in industrial and medical gases and related services. The Group offers innovative solutions based on constantly enhanced technologies and produces air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen. The Group contributes to the manufacturing of many everyday products: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...

Air Liquide is committed to sustainable development and helps to protect life. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on trust and transparency and guided by the principles of corporate governance. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted strong and steady earnings growth. Sales in 2007 totaled 11,801 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).

www.airliquide.com

AIR LIQUIDE

Paris, 6 March 2008

Electronics: Air Liquide to triple its silane production capacity in Japan

press release



Contacts :

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Electronics
Caroline La
+ (886) (0)2 66 17 8963
Air Liquide in Japan
Shun Toyoyama
+ (81) 3 3536 2642

Silane (monosilane, SiH4) is a high purity gas that has become a key material in the **manufacture of semiconductors, flat panel displays and photovoltaic solar cells.** In a global market growing at more than 25% per year, Air Liquide is today the **world leader with more than 35% market share**. This leadership is based on a strong expertise in the complete supply chain from silane production to specialized filling centers and dedicated logistics to meet the highest standards of the industry. In particular, Air Liquide has been producing ultra pure silane since 1987, in association with the Denka Group through Denal, its joint-venture company in Japan.

Following the expansion in capacity to over 500 tons per year of Ultra Pure Silane in Omi, Japan, announced last year, **Air Liquide and Denka have decided to launch a new large initiative** with the construction of **a world scale unit in Japan** to meet the growing demand of the market. With this additional silane unit, **Air Liquide's total manufacturing capacity will more than triple** with extension-ready capability to 2,000 tons per year in a further step. The unit will be operational by 2010, and will reinforce Air Liquide's leadership for this product in Japan, throughout Asia, and the rest of the world.

Air Liquide is also strengthening its distribution and service capabilities worldwide with the opening of three new Electronics Materials Centers this year in Japan, Taiwan, and China together with investment in many containers for its distribution fleet.

Christophe Fontaine, Vice President Electronics Group declared: ***"With this new project, Air Liquide, the only gas supplier to manufacture silane, again demonstrates its commitment to secure reliable supply to its customers. This strategic investment, complementing our new Electronics Material Centers in Asia, as well as our Jumbo™ bulk silane offer, will confirm our global leadership in Ultra Pure Silane and accelerate our growth in the pure gases market."***

Air Liquide in Japan

Japan Air Gases (100% owned by Air Liquide) supplies industrial and medical gases and related services to the Japanese market. In the field of Electronics, Japan accounts for 40% of Air Liquide Electronics total worldwide business and serves as an important technological and business hub to other Asian countries in this global market.

Air Liquide Electronics

With **3,000 employees** and **€944 million** annual sales in 2007, Air Liquide Electronics has activities in **ultra-pure** and **specialty gases, new molecules, related equipment** and **customized services**.
The Electronics division management is based in Tokyo to enhance its proximity to the booming semiconductor market in Asia.

*With more than **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



information

RECEIVED
2008 APR 16 P 1:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, March 19, 2008

Disclosure of share buy-back transactions made by Air Liquide on its own shares between March 7 to 17, 2008 and total to date for 2008

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
March 7	20,000	92.78 €	1,855,650 €
March 10	20,000	90.82 €	1,816,442 €
March 13	16,650	91.56 €	1,524,559 €
March 14	12,625	90.90 €	1,147,642 €
March 17	5,385	89.93 €	484,309 €
Total period	74,660	91.46 €	6,828,602 €

Annual cumul	Number of shares	Weighted average price	Total amount €
January 1st to December 31	**724,660**	**89.15 €**	64,602,252 €

****

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen,** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ ***+ 33 (0)1 40 62 54 42***

Investor Relations
Virginia JEANSON ☎ ***+ 33 (0)1 40 62 57 50***

www.airliquide.com

AIR LIQUIDE

informations

Paris, le 19 mars 2008

Déclaration des transactions sur actions propres des 7 au 17 mars 2008 et cumul 2008

Conformément à la réglementation relative aux rachats d'actions, Air Liquide déclare les transactions suivantes sur actions propres :

Séance de bourse	Nombre de titres	Prix moyen pondéré	Montant
7 mars	20.000	92,78 €	1.855.650 €
10 mars	20.000	90,82 €	1.816.442 €
13 mars	16.650	91,56 €	1.524.559 €
14 mars	12.625	90,90 €	1.147.642 €
17 mars	5.385	89,93 €	484.309 €
Total sur la période	74.660	91,46€	6.828.602€

Cumul annuel des achats	Nombre de titres	Prix moyen pondéré	Montant
1er janvier / 31 décembre	**724.660**	**89,15 €**	64.602.252 €

****

*Avec près de **40 000 salariés** dans **72 pays**, Air Liquide occupe une place de **leader mondial** des gaz industriels et médicaux et des services associés. Grâce à des solutions innovantes s'appuyant sur des technologies sans cesse renouvelées, Air Liquide produit des **gaz issus de l'air (oxygène, azote, argon, gaz rares...)** et d'autres gaz comme l'**hydrogène**. Le Groupe contribue ainsi à la fabrication de nombreux produits de la vie quotidienne : bulles dans les boissons gazeuses, atmosphères de préservation pour les aliments emballés, oxygène pour les hôpitaux et les patients soignés à domicile, gaz ultra purs pour fabriquer des semi-conducteurs, hydrogène pour enlever le soufre des essences...*

*Air Liquide contribue à la **préservation de la vie** et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide développe avec ses actionnaires des relations de confiance et de **transparence**, dans le respect des principes de **gouvernement d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu une **croissance régulière de ses résultats**. En 2006, son chiffre d'affaires s'est élevé à **10,949 milliards d'euros** dont près de 80% hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

Pour tout renseignement complémentaire, merci de contacter :

Service Actionnaires
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Relations Investisseurs
Virginia JEANSON ☎ + 33 (0)1 40 62 57 50

www.airliquide.com

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT Pierre DUFOUR Directeur Général Délégué d'Air Liquide
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☒ Autres types d'instruments financiers ...... ☐
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession ....☒ Souscription .... ☐ Échange .... ☐
5. DATE DE L'OPÉRATION 14/03/2008
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 92,20 €
8. MONTANT DE L'OPÉRATION 428 730 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT Pierre DUFOUR Directeur Général Délégué d'Air Liquide
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☒ Autres types d'instruments financiers ...... ☐
4. NATURE DE L'OPÉRATION Acquisition .... ☒ Cession .... ☐ Souscription .... ☐ Échange .... ☐
5. DATE DE L'OPÉRATION 14/03/2008
6. LIEU DE L'OPÉRATION : de Gré à Gré
7. PRIX UNITAIRE 52.04 Dollars US
8. MONTANT DE L'OPÉRATION 294 026 Dollars US

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

NOTICES

NYSE Euronext

CORPORATE EVENT NOTICE:	Annulation d'actions autodétenues - augmentation du nombre de titres inscrits
	L'AIR LIQUIDE
PLACE:	Paris
AVIS N° :	PAR_20080306_00902_EUR
DATE:	06/03/2008
MARCHÉ:	Euronext Paris

Diminution du nombre d'actions en circulation

Suite à l'annulation de 2.916.350 actions émises par L'AIR LIQUIDE, à compter du 07/03/2008, le nombre de titres en circulation sera modifé comme suit :

Ancien nombre de titres:	238.928.510
Nombre de titres annulés:	2.916.350
Nouveau nombre de titres:	236.012.160
Motif:	Annulation d'actions autodétenues (décision du Conseil d'Administration du 14/02/2008)

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 12.289 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext à partir du 07/03/2008.

Ancien nombre de titres en circulation:	236.012.160
Nombre de titres à admettre:	12.289
Nouveau nombre de titres en circulation:	236.024.449
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Cancellation of Treasury shares - increase of the number of outstanding shares

	L'AIR LIQUIDE
LOCATION:	Paris
NOTICE:	PAR_20080306_00902_EUR
DATE:	06/03/2008
MARKET:	Euronext Paris

Decrease of the number of shares

Following the cancellation of 2.916.350 ordinary shares issued by L'AIR LIQUIDE, as of 07/03/2008, the number of outstanding securities will be modified as follows:

Old number of outstanding shares:	238.928.510
Number of cancelled shares:	2.916.350
New number of outstanding shares:	236.012.160
Reason:	Cancellation of Treasury shares (decision of Board of Directors 14/02/2008)

Product name:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

Increase of the number of outstanding ordinary shares

12.289 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext as of 07/03/2008:

Old number of outstanding shares:	236.012.160
Number of shares to be listed:	12.289
New number of outstanding shares:	236.024.449
Reason:	Exercise of option

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****



informations

RECEIVED
2008 APR 16 P 1:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, March 5, 2008

FREE TRANSLATION OF DECLARATION TO AMF ON NUMBER OF SHARES & VOTING RIGHTS

Declaration Date	Total Number of Shares	Total number of Voting Rights	Reasons
02/29/2008	236 012 160	236 012 160	Exercise of options and cancellation of shares
Previous Declaration			
02/08/2008	238 925 612	238 925 612	

****

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totalled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 37

www.airliquide.com

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

L'AIR LIQUIDE

Société anonyme pour l'Etude et l'Exploitation des Procédés Georges Claude au capital de 1 298 066 880 €.
Siège social : 75, quai d'Orsay, Paris 7e.
552 096 281 R.C.S. Paris. — Siret 552 096 281 00019.

Avis de réunion valant avis de convocation.

Les actionnaires sont convoqués en Assemblée Générale mixte pour le mercredi 7 mai 2008, à 15 heures, au Palais des Congrès, 2, place de la Porte Maillot, 75017 Paris.

Ordre du jour :

A caractère ordinaire :

— Rapports du Conseil d'Administration.
— Rapports des commissaires aux comptes.
— Approbation des comptes sociaux de l'exercice 2007.
— Approbation des comptes consolidés de l'exercice 2007.
— Affectation du résultat de l'exercice 2007; fixation du dividende.
— Autorisation donnée au Conseil d'Administration en vue de permettre à la Société d'intervenir sur ses propres actions.
— Renouvellement ou nomination de trois membres du Conseil d'Administration.
— Fixation du montant des jetons de présence.
— Approbation des conventions visées aux articles L. 225-38 et L. 225-42-1 du Code de commerce et du rapport spécial des commissaires aux comptes.
— Autorisation donnée au Conseil d'Administration de procéder à l'émission de titres obligataires.

A caractère extraordinaire :

— Autorisation donnée au Conseil d'Administration de réduire le capital par annulation des actions auto-détenues.
— Délégation de compétence en vue de procéder à l'émission à titre gratuit de bons de souscription d'actions en cas d'offre publique sur la Société.
— Délégation de compétence en vue d'augmenter le capital social par émission d'actions ordinaires avec maintien du droit préférentiel de souscription des actionnaires.
— Délégation de compétence à l'effet d'augmenter, en cas de demandes excédentaires, le montant des émissions d'actions ordinaires avec maintien du droit préférentiel de souscription des actionnaires.
— Délégation de compétence en vue d'augmenter le capital social par incorporation de primes, réserves, bénéfices ou autres.
— Délégation de compétence en vue de procéder à des augmentations de capital réservées aux adhérents à un plan d'épargne entreprise ou de Groupe.
— Délégation de compétence en vue de procéder à des augmentations de capital réservées à une catégorie de bénéficiaires.

A Caractère ordinaire :

— Pouvoirs en vue des formalités.

Projet de résolutions.

Assemblée Générale Ordinaire :

Première résolution (Approbation des comptes sociaux de l'exercice 2007). — L'Assemblée Générale statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, après avoir pris connaissance :
— des rapports du Conseil d'Administration et des commissaires aux comptes ;
— des comptes annuels de la Société, compte de résultat, bilan et annexe ;
approuve les comptes sociaux de la Société arrêtés à la date du 31 décembre 2007 tels qu'ils lui ont été présentés, ainsi que les opérations traduites dans ces comptes ou mentionnées dans ces rapports.
Elle arrête le montant du bénéfice net de l'exercice à la somme de 574 088 390 €.

Deuxième résolution *(Approbation des comptes consolidés de l'exercice 2007).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, après avoir pris connaissance :
— des rapports du Conseil d'Administration et des commissaires aux comptes,
— des comptes consolidés du Groupe ;
approuve les comptes consolidés arrêtés à la date du 31 décembre 2007 tels qu'ils lui ont été présentés.

Troisième résolution *(Affectation du résultat de l'exercice 2007 ; fixation du dividende).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, après avoir constaté que, compte tenu du bénéfice de l'exercice 2007 arrêté à 574 088 390 € et du report à nouveau, disponible à la date de l'Assemblée, de 386 882 197 €, le bénéfice distribuable au titre de l'exercice s'élève à 960 970 587 €, approuve les propositions du Conseil d'Administration concernant l'affectation du bénéfice. Elle décide en conséquence d'affecter le bénéfice distribuable comme suit :

Report à nouveau	410 020 813 €
Dividende	550 949 774 €

En conséquence, un dividende de 2,25 € reviendra à chacune des 238 844 710 actions de 5,50 € de nominal composant le capital social à la date du 31 décembre 2007.
Il est précisé, en application des dispositions de l'article 243 bis du Code Général des Impôts, que ce dividende est en totalité éligible à l'abattement de 40% mentionné au 2° du 3 de l'article 158 du Code Général des Impôts.

Ce dividende sera payable le 19 mai 2008 :
— pour les actions inscrites en compte nominatif pur : directement par la Société, suivant le mode de règlement qui lui a été indiqué par leurs titulaires ;
— pour les actions inscrites en compte nominatif administré, ainsi que pour les actions au porteur faisant l'objet d'une inscription en compte : par les intermédiaires habilités auxquels la gestion de ces titres a été confiée.

Il est rappelé que les distributions effectuées au titre des trois derniers exercices ont été les suivantes :

Exercice	Total des sommes distribuées (€)	Nombre d'actions concernées (3)	Dividende distribué éligible pour sa totalité à l'abattement de 50% mentionné à l'article 158.3.2° du code général des impôts (€)
2004 (1)	382 132 881	109 180 823	3,50
(2)	9 056 861	25 876 746	0,35
Exercice	**Total des sommes distribuées**	**Nombre d'actions concernées (3)**	**Dividende distribué éligible pour sa totalité à l'abattement de 40% mentionné à l'article 158.3.2° du code général des impôts**
2005 (1)	421 723 129	109 538 475	3,85
(2)	10 360 320	27 264 001	0,38
Exercice	**Total des sommes distribuées**	**Nombre d'actions concernées (3)**	**Dividende distribué éligible pour sa totalité à l'abattement de 40% mentionné à l'article 158.3.2° du code général des impôts**
2006 (1)	484 596 756	121 149 189	4,00
(2)	12 450 439	31 126 097	0,40

(1) Dividende ordinaire.

(2) Dividende majoré.

(3) Nombre d'actions en données historiques.

En application des dispositions statutaires, une majoration de 10% du dividende, soit 0,22 € par action de 5,50 € de nominal sera attribuée aux actions qui étaient inscrites sous forme nominative au 31 décembre 2005, et qui resteront sans interruption sous cette forme jusqu'au 19 mai 2008, date de mise en paiement du dividende. Il est précisé, en application des dispositions de l'article 243 bis du Code Général des Impôts, que ce dividende est également en totalité éligible à l'abattement de 40% mentionné au 2° du 3 de l'article 158 du Code Général des Impôts.
Le montant total de la majoration du dividende, pour les 61 587 166 actions qui, inscrites sous forme nominative au 31 décembre 2005, étaient restées sans interruption sous cette forme jusqu'au 31 décembre 2007, s'élevait à 13 549 177 €.
Il y aura lieu de déduire de ce montant le total des majorations de dividende correspondant à celles de ces 61 587 166 actions qui auront été vendues entre le 1er janvier 2008 et le 19 mai 2008, date de mise en paiement du dividende.
Par ailleurs, l'Assemblée Générale autorise le Conseil d'Administration à prélever sur le compte de « report à nouveau » les sommes nécessaires pour payer le dividende fixé ci-dessus aux actions provenant de l'exercice d'options de souscription qui serait effectué avant la date de mise en paiement du dividende.

***Quatrième résolution** (Autorisation donnée au Conseil d'Administration en vue de permettre à la Société d'intervenir sur ses propres actions).* — L'Assemblée Générale, statuant aux conditions de quorum et majorité requises pour les Assemblées Générales Ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, conformément aux articles L. 225-209 et suivants du Code de commerce et aux dispositions d'application directe du règlement de la Commission Européenne n° 2273/2003 du 22 décembre 2003, autorise le Conseil d'Administration à faire acheter par la Société ses propres actions en vue de :
— soit leur annulation, sous réserve de l'adoption de la quatorzième résolution,
— soit la conservation pour la remise d'actions à titre d'échange ou de paiement dans le cadre d'opérations de croissance externe, conformément aux pratiques de marché reconnues et à la réglementation applicable ;
— soit la mise en oeuvre (i) de tout plan d'options d'achat d'actions ou (ii) de tout plan d'attribution gratuite d'actions, ou (iii) de toute opération d'actionnariat salarié réservée aux adhérents à un plan d'épargne d'entreprise, réalisée dans les conditions des articles L. 443-1 et suivants du Code du travail par cession des actions acquises préalablement par la Société dans le cadre de la présente résolution, ou prévoyant une attribution gratuite de ces actions au titre d'un abondement en titres de la Société et/ou en substitution de la décote ;
— soit l'animation du marché du titre de la Société dans le cadre d'un contrat de liquidité conforme à une charte de déontologie reconnue par l'Autorité des Marchés Financiers.
L'Assemblée fixe le prix maximum d'achat à 165 € par action de 5,50 € de nominal et fixe le nombre maximum d'actions à acquérir à 10% du nombre total des actions composant le capital social au 31 décembre 2007 soit 23 884 471 actions de 5,50 € de nominal, pour un montant maximal de 3 940 937 715 €, sous réserve des limites légales.
L'acquisition de ces actions peut être effectuée à tous moments à l'exclusion des périodes d'offre publique sur le capital de la société et par tous moyens, sur le marché, hors marché, de gré à gré ou par utilisation de mécanismes optionnels, éventuellement par tous tiers agissant pour le compte de l'entreprise conformément aux dispositions du dernier alinéa de l'article L. 225-206 du Code de commerce.
Les actions acquises peuvent être cédées ou transférées par tous moyens sur le marché, hors marché ou de gré à gré, conformément à la réglementation applicable et dans le respect des objectifs visés ci-dessus.
Les dividendes revenant aux actions propres seront affectés au report à nouveau.
La présente autorisation est donnée pour une période de dix-huit mois à compter du jour de la présente Assemblée. Elle se substitue à celle donnée par l'Assemblée Générale Ordinaire du 9 mai 2007 pour la partie non utilisée.

L'Assemblée donne tous pouvoirs au Conseil d'Administration, avec faculté de délégation, pour mettre en oeuvre la présente autorisation, pour passer tout ordre de bourse, conclure tous accords, effectuer toutes formalités et déclarations auprès de tous organismes, et, généralement, faire ce qui est nécessaire pour l'exécution des décisions qui auront été prises par lui dans le cadre de la présente autorisation.
Le Conseil d'Administration devra informer l'Assemblée Générale des opérations réalisées conformément à la réglementation applicable.

Cinquième résolution *(Renouvellement du mandat d'administrateur de Monsieur le professeur Rolf Krebs).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, décide de renouveler le mandat d'administrateur de Monsieur Rolf Krebs pour une durée de quatre ans, laquelle prendra fin à l'issue de l'Assemblée Générale Ordinaire de 2012 appelée à statuer sur les comptes de l'exercice 2011.

Sixième résolution *(Nomination de Madame Karen Katen comme Administrateur).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, décide de nommer Madame Karen Katen administrateur pour une durée de quatre ans, laquelle prendra fin à l'issue de l'Assemblée Générale Ordinaire de 2012 appelée à statuer sur les comptes de l'exercice 2011.

Septième résolution *(Nomination de Monsieur Jean-Claude Buono comme Administrateur).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, décide de nommer Monsieur Jean-Claude Buono administrateur pour une durée de quatre ans, laquelle prendra fin à l'issue de l'Assemblée Générale Ordinaire de 2012 appelée à statuer sur les comptes de l'exercice 2011.

Huitième résolution *(Fixation du montant des jetons de présence).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, décide, conformément à l'article 16 des statuts, de fixer, à partir de l'exercice 2008, le montant des jetons de présence à allouer globalement aux Administrateurs, à la somme de 650 000 € par exercice.

Neuvième résolution *(Approbation de la convention visée à l'article L. 225-38 du Code de commerce et du rapport spécial des commissaires aux comptes, relatifs à BNP Paribas).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, constate qu'il lui a été fait, sur la convention et opération visée à l'article L. 225-38 du Code de commerce conclue avec BNP Paribas, le rapport spécial prévu par les dispositions légales et réglementaires en vigueur.
Elle approuve la convention conclue au cours de l'exercice 2007 et le rapport qui lui est consacré en application de l'article L. 225-38 et suivants du Code de Commerce.

Dixième résolution *(Approbation des conventions visées aux articles L. 225-38 et L. 225-42-1 du Code de commerce et du rapport spécial des commissaires aux comptes, relatifs à Monsieur Benoît Potier).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, constate qu'il lui a été fait, sur les conventions visées aux articles L. 225-38 et L. 225-42-1 du Code de commerce conclues avec Monsieur Benoît Potier, le rapport spécial prévu par les dispositions légales et réglementaires en vigueur.
Elle approuve ces conventions et le rapport qui leur est consacré en application des articles L. 225-38 et L. 225-42-1 et suivants du Code de commerce.

Onzième résolution *(Approbation de la convention visée aux articles L. 225-38 et L. 225-42-1 du Code de commerce et du rapport spécial des commissaires aux comptes, relatifs à Monsieur Klaus Schmieder).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, constate qu'il lui a été fait, sur la convention visée aux articles L. 225-38 et L. 225-42-1 du Code de commerce conclue avec Monsieur Klaus Schmieder, le rapport spécial prévu par les dispositions légales et réglementaires en vigueur.
Elle approuve cette convention et le rapport qui lui est consacré en application des articles L. 225-38 et L. 225-42-1 et suivants du Code de commerce.

Douzième résolution *(Approbation des conventions visées aux articles L. 225-38 et L. 225-42-1 du Code de commerce et du rapport spécial des commissaires aux comptes, relatifs à Monsieur Pierre Dufour).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, constate qu'il lui a été fait, sur les conventions visées aux articles L. 225-38 et L. 225-42-1 du Code de commerce conclues avec Monsieur Pierre Dufour, le rapport spécial prévu par les dispositions légales et réglementaires en vigueur.
Elle approuve ces conventions et le rapport qui leur est consacré en application des articles L. 225-38 et L. 225-42-1 et suivants du Code de commerce.

Treizième résolution *(Autorisation donnée au Conseil d'Administration, pour 5 ans, de procéder, en une ou plusieurs opérations, à l'émission de titres obligataires dans la limite d'un encours cumulé global maximum (y compris au titre d'émissions antérieures non encore remboursées) de 8 milliards €. Cette autorisation se substitue à celle donnée par l'Assemblée Générale Ordinaire du 12 mai 2004 et réitérée par l'Assemblée Générale Extraordinaire du 10 mai 2006).* — L'Assemblée Générale statuant aux conditions de quorum et majorité requises pour les Assemblées Générales Ordinaires, conformément à l'article 19 des Statuts de la Société, autorise le Conseil d'Administration, pour 5 ans, à procéder en une ou plusieurs fois, aux époques et conditions qu'il jugera convenables, à l'émission, soit en euros, soit en monnaies étrangères, soit en unités monétaires établies par référence à plusieurs devises, d'un ou plusieurs emprunts obligataires à taux fixe ou à taux variable, assortis ou non de sûretés, dans la limite d'un encours cumulé global maximum (y compris au titre d'émissions antérieures non encore remboursées) de 8 milliards € ou de la contre-valeur de ce montant dans les monnaies utilisées, représentés par des obligations, cette autorisation se substituant à celle donnée par l'Assemblée Générale Ordinaire du 12 mai 2004 et réitérée par l'Assemblée Générale Extraordinaire du 10 mai 2006.
Tous pouvoirs sont donnés au Conseil d'Administration dans les limites fixées ci-dessus, pour arrêter toutes les mesures nécessaires à la réalisation de cette ou de ces émissions. L'Assemblée Générale autorise le Conseil d'Administration à déléguer au directeur général, ou à un ou plusieurs directeurs généraux délégués, les pouvoirs nécessaires pour procéder à une telle émission d'obligations et en arrêter les modalités, dans les limites fixées par la décision de la présente Assemblée Générale.

Assemblée Générale Extraordinaire :

Quatorzième résolution *(Autorisation donnée au Conseil d'Administration de réduire le capital par annulation des actions auto-détenues).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des commissaires aux comptes, autorise le Conseil d'Administration, à annuler, sur ses seules décisions, en une ou plusieurs fois, dans la limite de 10% du capital de la Société, par période de vingt-quatre mois, tout ou partie des actions acquises dans le cadre de l'autorisation votée par la présente Assemblée Générale Ordinaire dans sa quatrième résolution et celles acquises dans le cadre de l'autorisation votée par l'Assemblée Générale Ordinaire du 9 mai 2007, et à réduire le capital à due concurrence.
La présente autorisation est donnée pour une période de vingt-quatre mois à compter du jour de la présente Assemblée. Elle se substitue à celle donnée par l'Assemblée Générale Extraordinaire du 9 mai 2007 dans sa huitième résolution.

Tous pouvoirs sont conférés au Conseil d'Administration pour mettre en oeuvre la présente autorisation, modifier les statuts, imputer la différence entre la valeur comptable des actions annulées et leur montant nominal sur tous postes de réserves et primes, et, avec faculté de subdélégation, accomplir les formalités requises pour mettre en oeuvre la réduction de capital qui sera décidée conformément à la présente résolution.

Quinzième résolution *(Délégation de compétence au Conseil d'Administration en vue de procéder à l'émission à titre gratuit de bons de souscription d'actions en cas d'offre publique sur la Société).* — L'Assemblée Générale, statuant en la forme extraordinaire aux conditions de quorum et de majorité des Assemblées Générales Ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des commissaires aux comptes, et statuant conformément aux articles L 233-32 II et L 233-33 du Code de commerce :

1. délègue au Conseil d'Administration la compétence de décider, en cas d'offre publique visant la Société :
— l'émission, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, de bons permettant de souscrire, à des conditions préférentielles, à une ou plusieurs actions de la Société ;
— leur attribution gratuite à tous les actionnaires de la Société ayant cette qualité avant l'expiration de la période d'offre publique, et
— les conditions d'exercice de ces bons ainsi que leurs caractéristiques, telles que leur prix d'exercice, et de manière générale les modalités de toute émission fondée sur la présente résolution ;
2. décide que le montant nominal total de l'augmentation de capital pouvant résulter de l'exercice de ces bons ne pourra excéder 714 M€, étant précisé que ce plafond est fixé indépendamment de tout autre plafond relatif aux émissions de titres de capital ou de valeurs mobilières donnant accès au capital de la Société autorisées par la présente Assemblée Générale ou toute assemblée générale antérieure ; cette limite sera majorée du montant correspondant à la valeur nominale des titres nécessaires à la réalisation des ajustements susceptibles d'être effectués conformément aux dispositions législatives et réglementaires applicables (notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'émission de nouveaux titres de capital avec droit préférentiel de souscription réservé aux actionnaires) et le cas échéant, aux stipulations contractuelles prévoyant d'autres cas d'ajustement, pour préserver les droits des porteurs des bons mentionnés ci-dessus ;
3. décide que le nombre maximum de bons qui pourraient être émis ne pourra dépasser le nombre d'actions composant le capital social lors de l'émission des bons ;
4. décide que la présente délégation ne pourra être utilisée qu'en cas d'offre publique visant la Société ;
5. décide que le Conseil d'Administration, avec faculté de subdélégation dans les limites fixées par les statuts et par la loi, aura tous pouvoirs, pour mettre en oeuvre, dans les conditions prévues par la loi, la présente délégation de compétence.

Ces bons de souscription d'actions deviendront caducs de plein droit dès que l'offre publique et toute offre concurrente éventuelle échoueraient, deviendraient caduques ou seraient retirées ; il est précisé que les bons qui seraient devenus caducs par effet de la loi ne seront pas pris en compte pour le calcul du nombre maximum des bons pouvant être émis, tel qu'indiqué au point 3. ci-dessus.
La présente délégation est conférée au Conseil d'Administration pour une durée expirant à la fin de la période d'offre de toute offre publique visant la Société et déposée dans les dix-huit mois à compter de la présente Assemblée Générale.

Seizième résolution *(Délégation de compétence pour 26 mois en vue d'augmenter le capital social par émission d'actions ordinaires avec maintien du droit préférentiel de souscription des actionnaires pour un montant maximum de 250 M€ en nominal).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et conformément aux dispositions des articles L. 225-129 et L. 225-129-2 du Code de commerce :

1. délègue au Conseil d'Administration, avec faculté de subdélégation, la compétence de décider une ou plusieurs augmentations de capital par l'émission, en France, en euros, d'actions ordinaires de la Société,
La délégation ainsi conférée au Conseil d'Administration, est valable pour une durée de vingt-six mois à compter de la présente Assemblée ;
2. décide que le montant total des augmentations de capital social susceptibles d'être ainsi réalisées ne pourra être supérieur à 250 M€ en nominal, en ce inclus le montant total des augmentations de capital social susceptibles d'être réalisées en application des dix-neuvième et vingtième résolutions ;
3. décide que les actionnaires ont, proportionnellement au montant de leurs actions, un droit préférentiel de souscription aux actions émises en vertu de la présente résolution ;
4. décide que si les souscriptions à titre irréductible et, le cas échéant, à titre réductible si le Conseil d'Administration en a décidé la possibilité, n'ont pas absorbé la totalité d'une émission d'actions, le Conseil d'Administration, pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés offertes par l'article L. 225-134 du Code de commerce ;
5. prend acte que la présente délégation prive d'effet toute délégation antérieure ayant le même objet ;
6. donne tous pouvoirs au Conseil d'Administration, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en oeuvre la présente délégation et notamment fixer le montant de la prime et les autres conditions d'émission, imputer sur le poste « primes d'émission » le montant des frais relatifs à cette augmentation de capital et s'il le juge opportun, y prélever les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque émission, constater la réalisation des augmentations de capital qui en résultent, procéder à la modification corrélative des statuts et conclure tous accords pour parvenir à la bonne fin des émissions envisagées.

Dix-septième résolution *(Délégation de compétence pour 26 mois à l'effet d'augmenter, en cas de demandes excédentaires, le montant des émissions d'actions ordinaires avec maintien du droit préférentiel de souscription des actionnaires).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration :

1. Délègue au Conseil d'Administration, avec faculté de subdélégation, sa compétence à l'effet d'augmenter, dans les conditions prévues à l'article L. 225-135-1 du Code de commerce, le nombre de titres à émettre en cas d'émission d'actions avec maintien du droit préférentiel de souscription telle que visée à la seizième résolution ;
2. Le montant nominal de l'augmentation de l'émission décidée en vertu de la présente résolution s'imputera, le cas échéant, sur le plafond global prévu à la seizième résolution ;
3. La délégation ainsi conférée au Conseil d'Administration, est valable pour une durée de vingt-six mois à compter de la présente Assemblée.

Dix-huitième résolution *(Délégation de compétence pour 26 mois en vue d'augmenter le capital social par incorporation de primes, réserves, bénéfices ou autres en vue de l'attribution d'actions gratuites aux actionnaires et/ou de l'élévation du nominal des actions existantes, pour un montant maximum de 250 M€).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité des Assemblées Générales Ordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et conformément aux dispositions des articles L. 225-129-2 et L. 225-130 du Code de commerce :

1. délègue au Conseil d'Administration, avec faculté de subdélégation, la compétence de décider une ou plusieurs augmentations du capital par incorporation au capital de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement et statutairement possible et sous forme d'attribution d'actions gratuites aux actionnaires et/ou d'élévation de la valeur nominale des actions existantes,
2. La délégation ainsi conférée au Conseil d'Administration, est valable pour une durée de vingt-six mois à compter de la présente assemblée ;
3. décide que le montant total des augmentations de capital social susceptibles d'être ainsi réalisées ne pourra être supérieur à 250 M€, ce plafond étant distinct et autonome de celui visé à la seizième résolution et ne pourra en tout état de cause excéder le montant des comptes de réserves, primes ou bénéfices visés ci-dessus qui existent lors de l'augmentation de capital (étant précisé que ces montants ne tiennent pas compte des actions supplémentaires à émettre, conformément aux dispositions législatives et règlementaires applicables, et le cas échéant, aux stipulations contractuelles prévoyant d'autres ajustements, pour préserver les droits des porteurs de valeurs mobilières ou autres droits donnant accès au capital),
4. décide que, en cas d'usage par le Conseil d'Administration, de la présente délégation, conformément aux dispositions de l'article L. 225-130 du Code de commerce, les droits formant rompus ne seront pas négociables et que les titres correspondants seront vendus ; les sommes provenant de la vente seront allouées aux titulaires des droits dans les conditions réglementaires applicables ;

5. prend acte que la présente délégation prive d'effet toute délégation antérieure ayant le même objet ;
6. donne tous pouvoirs au Conseil d'Administration, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en oeuvre la présente délégation et notamment fixer les conditions d'émission, imputer sur un ou plusieurs postes de réserves disponibles le montant des frais afférents à l'augmentation de capital correspondante et s'il le juge opportun, y prélever les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque émission, constater la réalisation des augmentations de capital qui en résultent et procéder à la modification corrélative des statuts.

***Dix-neuvième résolution** (Délégation de compétence pour 26 mois en vue de procéder à des augmentations de capital réservées aux adhérents à un plan d'épargne d'entreprise ou de groupe).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des commissaires aux comptes, statuant en application des articles L. 225-129-6 et L. 225-138-1 du Code de commerce et des articles L. 443-1 et suivants du Code du travail :

1. délègue au Conseil d'Administration sa compétence pour décider d'augmenter le capital social de la Société, en une ou plusieurs fois, à l'époque ou aux époques qu'il fixera et dans les proportions qu'il appréciera, par l'émission d'actions ordinaires de la Société ainsi que de toutes autres valeurs mobilières donnant accès, immédiatement ou à terme, au capital de la Société, réservée aux adhérents à un plan d'épargne d'entreprise ou de groupe.
La délégation ainsi conférée est valable pour une durée de vingt-six mois à compter de la présente Assemblée ;
2. décide que le montant total des augmentations de capital social susceptibles d'être réalisées en application de la présente résolution ne pourra être supérieur à un montant nominal maximal de 27,5 M€, correspondant à l'émission d'un maximum de 5 millions d'actions, étant précisé que ce montant ne tient pas compte des actions supplémentaires à émettre, conformément aux dispositions législatives et règlementaires applicables, et le cas échéant, aux stipulations contractuelles prévoyant d'autres ajustements, pour préserver les droits des porteurs de valeurs mobilières ou autres droits donnant accès au capital, et que le montant cumulé des augmentations de capital susceptibles d'être réalisées au titre de la présente résolution et de la vingtième résolution ne pourra excéder le montant nominal précité de 27,5 M€ ;
3. décide que le montant nominal maximal des augmentations de capital susceptibles d'être réalisées sur le fondement de la présente délégation s'imputera sur le montant du plafond global prévu au paragraphe 2° de la seizième résolution de la présente Assemblée ;
4. décide que les bénéficiaires de ces augmentations de capital seront directement ou par l'intermédiaire d'un fonds commun de placement d'entreprise ou toutes autres structures ou entités permises par les dispositions légales ou réglementaires applicables, les adhérents, au sein de la Société et des sociétés, françaises ou étrangères, qui lui sont liées au sens des articles L. 225-180 du Code de commerce et L. 444-3 du Code du travail, à un plan d'épargne d'entreprise ou de groupe ;
5. décide de supprimer le droit préférentiel de souscription des actionnaires aux actions nouvelles ou autres valeurs mobilières donnant accès au capital, et aux valeurs mobilières auxquelles donneraient droit ces valeurs mobilières, qui seront émises en application de la présente résolution en faveur des adhérents à un plan d'épargne d'entreprise ou de groupe ;
6. décide que le prix de souscription ne pourra être ni supérieur à la moyenne, déterminée conformément aux dispositions de l'article L. 443-5 du Code du travail, des premiers cours cotés de l'action de la Société aux vingt séances de bourse précédant le jour de la décision fixant la date d'ouverture de la souscription, ni inférieur de plus de 20% à cette moyenne, étant précisé que l'Assemblée Générale autorise expressément le Conseil d'Administration, s'il le juge opportun, à réduire ou supprimer la décote susmentionnée, dans les limites légales et réglementaires ;
7. décide en application de l'article L. 443-5 du Code du travail que le Conseil d'Administration pourra prévoir l'attribution, aux bénéficiaires ci-dessus indiqués, à titre gratuit, d'actions à émettre ou déjà émises ou d'autres titres donnant accès au capital de la Société à émettre ou déjà émis, au titre (i) de l'abondement qui pourrait être versé en application des règlements de plans d'épargne d'entreprise ou de groupe, et/ou (ii) le cas échéant de la décote ;
8. décide également que dans le cas où les bénéficiaires n'auraient pas souscrit dans le délai imparti la totalité de l'augmentation de capital, celle-ci ne serait réalisée qu'à concurrence du montant des actions souscrites, les actions non souscrites pouvant être proposées à nouveau aux bénéficiaires concernés dans le cadre d'une augmentation de capital ultérieure ;
9. donne tous pouvoirs au Conseil d'Administration avec faculté de subdélégation dans les conditions fixées par la loi, pour, dans les limites ci-dessus, fixer les diverses modalités de l'opération, et notamment :
— fixer les critères auxquels devront répondre les sociétés dont les salariés pourront bénéficier des augmentations de capital, déterminer la liste de ces sociétés ;
— arrêter les conditions et modalités d'émission, les caractéristiques des actions et, le cas échéant, des autres valeurs mobilières, déterminer le prix de souscription calculé selon la méthode définie ci-dessus, fixer les modalités et le délai de libération des actions souscrites ; imputer sur le poste « primes d'émission » le montant des frais relatifs à ces augmentations de capital et y prélever, s'il le juge opportun, les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque émission, et, généralement, accomplir, directement ou par mandataire, toutes opérations et formalités liées aux augmentations du capital social réalisées en application de la présente résolution ;
— arrêter les dates d'ouverture et de clôture de souscription, constater la réalisation de l'augmentation de capital correspondante et modifier les statuts en conséquence.
Cette délégation de compétence prive d'effet l'autorisation donnée au Conseil d'Administration au titre de la onzième résolution de l'Assemblée Générale Extraordinaire du 9 mai 2007, à hauteur de la partie non utilisée de cette autorisation.

***Vingtième résolution** (Délégation de compétence en vue de procéder à des augmentations de capital réservées à une catégorie de bénéficiaires).* — L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des commissaires aux comptes, conformément aux dispositions des articles L 225-129 à L 225-129-2 et de l'article L 225-138 du Code de commerce :
1. délègue au Conseil d'Administration sa compétence pour décider d'augmenter, en une ou plusieurs fois à l'époque ou aux époques qu'il fixera et dans les proportions qu'il appréciera, le capital social de la Société par émission d'actions ordinaires ainsi que de toutes autres valeurs mobilières donnant accès, immédiatement ou à terme, au capital de la Société, réservée à la catégorie de bénéficiaires définie ci-après ;
2. décide que le montant total des augmentations de capital social susceptibles d'être réalisées en application de la présente résolution ne pourra être supérieur à un montant nominal maximal de 27,5 M€, correspondant à l'émission d'un maximum de 5 millions d'actions, étant précisé que ce montant ne tient pas compte des actions supplémentaires à émettre, conformément aux dispositions législatives et règlementaires applicables, et le cas échéant, aux stipulations contractuelles prévoyant d'autres ajustements, pour préserver les droits des porteurs de valeurs mobilières ou autres droits donnant accès au capital, et que le montant cumulé des augmentations de capital susceptibles d'être réalisées au titre de la présente résolution et de la dix-neuvième résolution ne pourra excéder le montant nominal précité de 27,5 M€.
3. décide que le montant nominal maximal des augmentations de capital susceptibles d'être réalisées sur le fondement de la présente délégation s'imputera sur le montant du plafond global prévu au paragraphe 2° de la seizième résolution de la présente Assemblée ;
4. décide de supprimer le droit préférentiel de souscription des actionnaires aux actions ou valeurs mobilières, et aux valeurs mobilières auxquelles donneraient droit ces valeurs mobilières, qui seraient émises en application de la présente résolution et de réserver le droit de les souscrire à la catégorie de bénéficiaires répondant aux caractéristiques suivantes : tout établissement financier ou filiale d'un tel établissement mandaté par la Société et qui souscrirait des actions, ou d'autres valeurs mobilières émises par la Société en application de la présente résolution, dans le but exclusif de permettre à des salariés et mandataires sociaux de sociétés étrangères, liées à la Société au sens des articles L. 225-180 du Code de commerce et L. 444-3 du Code du travail, de bénéficier d'un dispositif présentant un profil économique comparable à un schéma d'actionnariat salarié qui serait mis en place dans le cadre d'une augmentation de capital réalisée en application de la dix-neuvième résolution de la présente Assemblée Générale, dans l'hypothèse où la mise en oeuvre d'un schéma d'actionnariat salarié identique au profit des salariés et mandataires sociaux des sociétés étrangères précitées se heurterait à des contraintes légales, réglementaires ou fiscales locales,

5. décide que le prix unitaire d'émission des actions à émettre en application de la présente résolution sera fixé par le Conseil d'Administration sur la base du cours de bourse de l'action de la Société ; ce prix d'émission sera égal à la moyenne des premiers cours cotés de l'action de la Société lors des vingt séances de bourse précédant le jour de la décision du Conseil d'Administration fixant la date d'ouverture de la souscription à une augmentation de capital réalisée sur le fondement de la dix-neuvième résolution, cette moyenne pouvant être éventuellement diminuée d'une décote maximum de 20% ; le montant d'une telle décote sera déterminé par le Conseil d'Administration en considération, notamment, des dispositions légales, réglementaires et fiscales de droit étranger applicable le cas échéant ;
6. décide que le Conseil d'Administration aura tous pouvoirs, dans les conditions prévues par la loi et dans les limites fixées ci-dessus, avec faculté de subdélégation, pour mettre en oeuvre la présente délégation et notamment à l'effet de :
— fixer la date et le prix d'émission des actions à émettre en application de la présente résolution ainsi que les autres modalités de l'émission ;
— arrêter la liste du ou des bénéficiaires de la suppression du droit préférentiel de souscription au sein de la catégorie définie ci-dessus, ainsi que le nombre d'actions à souscrire par celui-ci ou chacun d'eux ;
— le cas échéant, arrêter les caractéristiques des autres valeurs mobilières donnant accès au capital de la Société dans les conditions légales et réglementaires applicables ;
— constater la réalisation de l'augmentation de capital, accomplir, directement ou par mandataire, toutes opérations et formalités liées aux augmentations du capital social et sur sa seule décision et, s'il le juge opportun, imputer les frais des augmentations de capital sur le montant des primes afférentes à ces augmentations, modifier corrélativement les statuts et procéder à toutes formalités requises, faire le cas échéant toute démarche en vue de l'admission aux négociations sur le marché Eurolist d'Euronext Paris des actions émises en vertu de la présente délégation.

La délégation conférée au Conseil d'Administration par la présente résolution est valable pour une durée de dix-huit mois à compter de la présente Assemblée Générale.

Assemblée Générale Ordinaire :

Vingt-et-unième résolution (Pouvoirs en vue des formalités). — Tous pouvoirs sont donnés au porteur d'une copie ou d'un extrait du procès-verbal de la présente Assemblée pour procéder à toutes publications et formalités requises par la loi et les règlements.

Un ou plusieurs actionnaires représentant au moins la fraction du capital prévue par les dispositions légales et règlementaires peuvent requérir pendant les 20 jours suivant la publication du présent avis de réunion, l'inscription à l'ordre du jour de projets de résolution dans les conditions de l'article R. 225-71 du Code de commerce.
Conformément aux dispositions légales et règlementaires applicables, pourront assister ou se faire représenter à cette Assemblée, ou bien voter par correspondance, les actionnaires qui justifieront :
— s'il s'agit d'actions nominatives : d'un enregistrement comptable des dites actions dans les comptes titres nominatifs de la société le vendredi 2 mai 2008 à zéro heure, heure de Paris.
— s'il s'agit d'actions au porteur : d'un enregistrement comptable des dites actions (le cas échéant au nom de l'intermédiaire inscrit pour le compte de l'actionnaire concerné dans les conditions légales et réglementaires) dans les comptes titres au porteur tenus par leur intermédiaire habilité le vendredi 2 mai à zéro heure, heure de Paris. Les intermédiaires habilités délivreront une attestation de participation, en annexe au formulaire de vote à distance ou de procuration ou à la demande de carte d'admission établis au nom de l'actionnaire ou pour le compte de l'actionnaire représenté par l'intermédiaire inscrit.

Aux termes de la loi, tout actionnaire souhaitant voter par correspondance ou par procuration peut solliciter, par lettre adressée au siège social, un formulaire de vote par correspondance ou par procuration. Il sera fait droit à toute demande déposée ou reçue au plus tard le jeudi 1er mai 2008.

Le formulaire devra être renvoyé, accompagné de l'attestation de participation délivrée par les intermédiaires habilités pour les actions au porteur, de telle façon que la société puisse le recevoir au plus tard le samedi 3 mai 2008.

L'actionnaire qui a déjà exprimé son vote à distance, envoyé un pouvoir ou demandé sa carte d'admission ou une attestation de participation pour participer physiquement à l'assemblée, ne peut plus choisir un autre mode de participation à l'assemblée.

L'actionnaire pourra néanmoins à tout moment céder tout ou partie de ses actions.

Si la cession intervenait avant le vendredi 2 mai 2008 à zéro heure, heure de Paris, le vote exprimé à distance, le pouvoir, la carte d'admission ou l'attestation de participation seraient invalidés ou modifiés en conséquence, selon le cas. A cette fin, l'intermédiaire habilité teneur de compte devra notifier la cession à la société et lui transmettre les informations nécessaires.

Aucune cession ni aucune autre opération réalisée après le vendredi 2 mai 2008 à zéro heure, quel que soit le moyen utilisé, ne sera notifiée par l'intermédiaire habilité ou prise en considération par la société.

Les intermédiaires inscrits pour le compte des actionnaires n'ayant pas leur domicile sur le territoire français et bénéficiaires d'un mandat général de gestion des titres peuvent transmettre ou émettre sous leur signature les votes des propriétaires d'actions.

Pour faciliter l'organisation de l'accueil, il serait souhaitable que les actionnaires désirant assister à l'Assemblée demandent au préalable, avant le mercredi 30 avril 2008, une carte d'admission :
— si leurs titres sont inscrits en compte sous la forme nominative : directement auprès de la société ;
— si leurs titres sont inscrits en compte sous la forme au porteur : auprès de la banque ou de l'intermédiaire financier qui en assure la gestion.

Dans tous les cas, une attestation sera délivrée par l'intermédiaire habilité à l'actionnaire souhaitant participer physiquement à l'assemblée et qui n'aura pas reçu sa carte d'admission le samedi 3 mai 2008.

Un jeton de présence unique de 10 € sera alloué à tout actionnaire assistant en personne à l'Assemblée tenue valablement.

0802690

INVITATION TO SHAREHOLDERS' MEETING

Combined Shareholders' Meeting

May 7, 2008 at 3:00 p.m. at Le Palais des Congrès
2, place de la Porte Maillot - 75017 Paris

RECEIVED
2008 APR 15 P 1:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ladies and Gentlemen, Dear Shareholders,

Air Liquide's Combined Shareholders' Meeting will be held on Wednesday May 7, 2008, at 3:00 p.m. at Le Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris, France.

Shareholders' Meetings are a special occasion for information and dialogue and also an opportunity for you to play an active role, through your vote, in making major decisions for your Group, regardless of the number of shares you own.

I sincerely hope you will be able to participate at this Meeting, either by attending, or by using the absentee ballot or the proxy form which allows you to be represented by the Chairman, or any other person of your choice.

In this document, you will find instructions on how to participate in this Meeting, its agenda and the text of the resolutions to be submitted for your approval.

I would like to thank you in advance for taking the time to consider the resolutions proposed.

Yours sincerely,



Benoît Potier

Chairman and CEO


AIR LIQUIDE

Want to **know more** about the Group, its activities, innovation?

We're happy to welcome you **from 1p.m.** on at our exhibition hall.
A convivial space dedicated to the Group and its core businesses.

When? On May 7 at the Palais des Congrès
Where? In the shareholders reception area
for the General Shareholders Meeting

Come and join us!

How to take part in the Shareholders' Meeting

All shareholders, regardless of how many shares they own, may attend the Shareholders' Meeting.

Pursuant to the Decree of December 11, 2006 and in accordance with Air Liquide's Articles of Association, the following may attend the Shareholders' Meeting:

- shareholders holding registered shares at 00.00, Paris time, on Friday May 2, 2008;
- shareholders holding shares in bearer form registered at 00.00, Paris time, on Friday May 2, 2008, and who have transmitted via their bank or financial intermediary their proxy vote or admission card request.

If you hold shares in bearer form and your shares are registered as stipulated above, and your proxy vote or admission card request has not reached us by Saturday May 3, 2008, you may still attend the Meeting upon presentation of an individual certificate of attendance provided by your bank corresponding to the shares registered, at 00.00, Paris time, on Friday May 2, 2008.

You may choose the means of participating that best suits your needs:

- **attend and vote at the Meeting;**
- **vote by mail;**
- **authorize the Chairman to vote on your behalf;**
- **or appoint another shareholder or your spouse as proxy.**

Note that a shareholder who has already filed a proxy or absentee ballot form or requested an admission card or an attendance certificate to physically vote at the Shareholders' Meeting may not choose an alternative method of voting at the Meeting. The shareholder is of course free to attend such Meeting.

YOU WISH TO ATTEND THE MEETING

Please first request an admission card that must be presented at the entrance to the Meeting venue by ticking **case A** and returning the form using the prepaid envelope provided.

- **If you hold registered shares** (either directly or through a third party), return the form directly to Air Liquide.
- **If you hold shares in bearer form**, return the form to your financial intermediary.

Air Liquide will then send admission cards directly to shareholders.

Do not wait until the last days before the Meeting!

Send your request as soon as possible to receive your admission card on time.

A 10 euro attendance fee will be paid to all shareholders who attend.

YOU WISH TO VOTE BY MAIL OR BE REPRESENTED AT THE MEETING

Tick **case B,** then you have 3 options:

Vote by mail	Authorize the Chairman of the Meeting to vote on your behalf	Appoint another shareholder or your spouse as proxy
Tick the "***I vote by post***" box and then follow the instructions. Date and sign the bottom of the form.	Tick the box ***"I hereby give my proxy to the Chairman of the Meeting"***, then ***date*** and ***sign*** the bottom of the form.	Tick the "***I hereby appoint***" box, fill in the name and address of your proxy at the Meeting, then date and sign the bottom of the form. Your spouse or another Air Liquide shareholder* may act as your proxy.

* *Shareholders, acting as proxies for other shareholders, must send their proxy forms to Air Liquide by no later than May 3, 2008 so that this may be indicated on the attendance sheet.*

To make your choice, **tick case B** and return the form (proxy or vote by mail) using the prepaid envelope provided.

- **If you hold registered shares** (either directly or through a third party), return the form directly to Air Liquide.
- **If you hold shares in bearer form,** return the form to your financial intermediary which will then forward it to Air Liquide.

In all cases, Air Liquide must receive form B by Saturday, May 3, 2008.

Even if you have cast a vote or requested an admission card, you may still sell all or part of your shares. In this case, the institution responsible for managing your share account should inform Air Liquide so that your position at 00.00, Paris time, on Friday May 2, 2008 may be known.

Note: Financial service providers, eligible under the New Economic Regulations of May 15, 2001 to act as intermediaries on behalf of shareholders who are not resident in France and benefiting from a general authorization to manage shares may transfer or issue under their own name shareholders' votes. They implicitly undertake to reveal the identity of the final shareholder to the issuer.

WRITTEN SHAREHOLDER QUESTIONS

If you wish to submit a written question for the Board of Directors to answer during the Meeting, please send it by registered mail with acknowledgement of receipt to the Chairman at the Air Liquide head office.

If you hold shares in bearer form, you must enclose proof of their registration with your question.

Any questions must be sent to Air Liquide by Wednesday April 30, 2008.

HOW TO FILL IN THE ABSENTEE BALLOT OR PROXY VOTING FORM

You can choose amongst the following possibilities:

1 You wish to attend the Meeting

Tick **case A** and sign the form. Do not write anything else on the form.

2 You wish to vote by absentee ballot

Tick **case B**, then tick here and follow the instructions.

3 You authorize the Chairman of the Meeting to vote on your behalf

Tick **case B**, then tick here and date and sign at the bottom of the form. Do not write anything else on the form.

4 You wish to be represented at the Meeting

Tick **case B**, then tick here and write the name and address of the person representing you.

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

1 A. ▯

B. ▯

IMPORTANT : Avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso.
IMPORTANT : Before selecting, please see instructions on reverse side.

AIR LIQUIDE

Siège social : 75, quai d'Orsay - 75007 PARIS

ASSEMBLÉE GÉNÉRALE MIXTE convoquée pour le mercredi 7 mai 2008 à 15 heures, au Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris.

***COMBINED SHAREHOLDERS' MEETING** to convene at 3.00 PM Wednesday, May 7, 2008, at the Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris.*

CADRE RÉSERVÉ / *For Company's use only*

2 ▯ JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*

3 ▯ JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING

4 ▯ JE DONNE POUVOIR A :

I HEREBY APPOINT:

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

Check your name and address

Date / signature

You have voted by mail, don't forget to mention your choice in the event of amendments of the resolutions or new resolutions being presented at the Meeting.

In all cases date and sign here

	You hold	
	(Direct or intermediary) registered shares	**Shares in bearer form**
You wish to attend the Meeting	Tick **case A** and return the form directly to Air Liquide	Tick **case A** and return the form to your financial intermediary
You are unable to attend the Meeting, so in order to: - vote by mail; - authorize the Chairman to vote on your behalf; - or appoint a designated person as proxy.	Tick **case B**, follow the instructions and return the form directly to Air Liquide	Tick **case B**, follow the instructions and return the form to your financial intermediary
You wish to obtain additional information	Return the request for additional information directly to Air Liquide	Return the request for additional information to your financial intermediary

Agenda

ORDINARY SHAREHOLDERS' MEETING

- Board of Directors' reports.
- Statutory auditors' reports.
- Approval of the Company's financial statements for fiscal year 2007.
- Approval of the consolidated financial statements for fiscal year 2007.
- Appropriation of 2007 earnings; setting of the dividend.
- Authorization granted to the Board of Directors to allow the Company to trade in its own shares.
- Renewal of term of office or appointment of three members of the Board of Directors.
- Setting of directors' fees.
- Approval of the agreements referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code and of the statutory auditors' special report.
- Authorization granted to the Board of Directors to issue bonds.

EXTRAORDINARY SHAREHOLDERS' MEETING

- Authorization granted to the Board of Directors to reduce the share capital by cancellation of treasury shares.
- Delegation of powers to the Board in order to issue free share subscription warrants if a public offer is launched on the Company.
- Delegation of authority in order to increase share capital via the issuance of ordinary shares with retention of shareholders' preferential share subscription rights.
- Delegation of authority in order to increase in the event of oversubscription the issuance amount of ordinary shares with retention of shareholders' preferential subscription rights.
- Delegation of authority to increase share capital by capitalizing share premiums, reserves, profits or other.
- Delegation of authority to perform capital increases reserved for members of Company or Group savings plans.
- Delegation of authority to perform share capital increases reserved for a category of beneficiaries.

ORDINARY SHAREHOLDERS' MEETING

- Powers for formalities.

Proposed resolutions

ORDINARY SHAREHOLDERS' MEETING

Approval of the financial statements

Purpose

Under the **1st and 2nd resolutions**, the shareholders are asked to approve, after having reviewed the reports of the Board of Directors and the statutory auditors, the Company and consolidated financial statements of Air Liquide for the year ended December 31, 2007.

First resolution
(Approval of the financial statements for the year ended December 31, 2007)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed:

- the reports of the Board of Directors and the statutory auditors;
- the Company's financial statements, income statement, balance sheet and notes thereto;

approve the Company's financial statements for the year ended December 31, 2007 as presented, and approve the transactions reflected in these financial statements or mentioned in these reports.

The shareholders set the amount of net earnings for the year at 574,088,390 euros.

Second resolution
(Approval of the consolidated financial statements for the year ended December 31, 2007)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed:

- the reports of the Board of Directors and the statutory auditors;
- the Group's consolidated financial statements;

approve the consolidated financial statements for the year ended December 31, 2007 as presented.

Appropriation of earnings and dividends

Purpose

Under the **3rd resolution**, shareholders are asked to take due note of distributable earnings for the year(1) and approve the appropriation of earnings and the distribution of a **dividend amounting to 2.25 euros per share** that is scheduled to be paid on **May 19.**

To recap, the dividend paid in 2007 was 4 euros per share, which corresponds to a dividend of 2 euros per share after the two-for-one share split on June 13, 2007.

Pursuant to the Articles of Association, **a 10% bonus dividend** rounded down to the nearest centime, i.e. **0.22 euro per share,** shall be granted to shares which have been held in registered form since December 31, 2005, and which shall remain held in this form continuously until May 19, 2008, the dividend payment date. As of December 31, 2007, this bonus dividend was granted to 26% of the shares that make up the share capital.

This dividend is taxable after applying the 40% allowance referred to in Article 158.3.2° of the French Tax Code or eligible for the flat-rate withholding tax option created by Article 10 of the 2008 Finance Act.

With **a distribution rate of 49% of the Group's net income** and a **dividend growth rate up 12.5%** compared to the previous year, the dividend proposed to its shareholders is part and parcel of Air Liquide's policy to remunerate and develop shareholders' savings in the long term.

(1) Such amount includes profits of 574.1 million euros and available retained earnings of 386.9 million euros as of the date of the General Shareholders' Meeting, or a total of 961.0 million euros. Available retained earnings as of December 31, 2007 amounted to 632.8 million euros, less 245.9 million euros following the share capital decrease decided by the Board of Directors on February 14, 2008.

Third resolution
(Appropriation of earnings and setting of dividends)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having noted that, considering the fiscal year 2007 earnings of 574,088,390 euros and the available retained earnings at the date of the Shareholders' Meeting of 386,882,197 euros, distributable earnings for the year total 960,970,587 euros, approve the proposals of the Board of Directors regarding the appropriation of earnings. The shareholders hereby decide to appropriate distributable earnings as follows:

Retained earnings	410,020,813 euros
Dividend	550,949,774 euros

Hence, a dividend of 2.25 euros shall be paid on each of the 238,844,710 shares with a par value of 5.50 euros comprising the share capital as of December 31, 2007.

In accordance with the provisions of Article 243 bis of the French Tax Code, it is specified that this dividend is in its entirety eligible for the 40% allowance referred to in § 3, 2° of Article 158 of the French Tax Code.

The dividend shall be payable on May 19, 2008:

- for directly registered shares: directly by the Company, based on the means of payment which has been indicated to it by their holders;
- for indirectly registered shares, as well as for bearer shares which are registered in shareholder accounts: by the authorized intermediaries to whom the management of these shares has been entrusted.

The dividend distributions made with respect to the last three fiscal years are as follows:

Fiscal year 2004	Amount distributed *(In euros)*	Number of shares concerned [a]	Dividend distributed eligible in its entirety for the 50% allowance mentioned in Article 158.3.2° of the French Tax Code *(In euros)*
Ordinary dividend	382,132,881	109,180,823	3.50
Bonus dividend	9,056,861	25,876,746	0.35
Fiscal year 2005			**Dividend distributed eligible in its entirety for the 40% allowance mentioned in Article 158.3.2° of the French Tax Code**
Ordinary dividend	421,723,129	109,538,475	3.85
Bonus dividend	10,360,320	27,264,001	0.38
Fiscal year 2006			**Dividend distributed eligible in its entirety for the 40% allowance mentioned in Article 158.3.2° of the French Tax Code**
Ordinary dividend	484,596,756	121,149,189	4.00
Bonus dividend	12,450,439	31,126,097	0.40

(a) Historical data.

Pursuant to the provisions of the Articles of Association, a bonus dividend of 10%, i.e. 0.22 euro per share with a par value of 5.50 euros, shall be granted to shares which have been held in registered form since December 31, 2005, and which shall remain held in this form continuously until May 19, 2008, the dividend payment date. In accordance with the provisions of Article 243 bis of the French Tax Code, it is specified that this dividend is also in its entirety eligible for the 40% allowance referred to in § 3, 2° of Article 158 of the French Tax Code.

The amount of the bonus dividend, for the 61,587,166 shares which have been held in registered form since December 31, 2005, and which remained held in this form continuously until December 31, 2007, totaled 13,549,177 euros.

The total bonus dividend corresponding to those of these 61,587,166 shares which will have been sold between January 1, 2008 and May 19, 2008, the dividend payment date, shall be deducted from such amount.

Furthermore, the shareholders authorize the Board of Directors to deduct from the "Retained earnings" account the sums necessary to pay the dividend set above on the shares resulting from the exercise of share subscription options which may be made before the dividend payment date.

Purchase by the Company of its own shares

Purpose

The **4th resolution** renews the authorization granted to the Board of Directors to buy back its own shares.

The maximum purchase price was set at 165 euros per share and the maximum number of shares to be purchased was set at 10% of the total number of shares making up the share capital as of December 31, 2007, i.e. 23,884,471 shares, for a maximum amount of 3,940,937,715 euros, subject to the legal limits. Please note that these shares may be purchased at any time, excluding the periods for public offerings on the Company's share capital.

The objectives of the share buyback program are outlined in the 4th resolution and in the program description available on the AMF (French Financial Market Authority) site, the shares bought back can henceforth be used in the implementation of employee share ownership transactions. **This share buyback will compensate in the long term for the dilutive impact that the granting of stock options and/or the free grants of shares to employees may have for the shareholders.**

This new authorization is granted for 18 months and supersedes that granted by the Ordinary Shareholders' Meeting of May 9, 2007 that was partially used.

In 2007, the buyback program resulted in the purchase of 5.7 million shares (number adjusted for the division of the par value of the shares in 2), the cancellation of 789,000 shares with a par value of 11 euros (i.e. the equivalent of 1.6 million shares after adjustment for the two-for-one split) and the cancellation of 3.5 million shares with a par value of 5.50 euros.

Furthermore, pursuant to the liquidity agreement set up during the 2007 fiscal year 1.8 million shares* were purchased and 1.8 million shares* were sold.

** Number adjusted for the division of the par value of the shares in 2.*

As of December 31, 2007, considering the shares purchased and cancelled during the year, the Company owns 2.3 million shares.

These shares represent 0.9% of your Company's capital. They do not confer entitlement to voting rights and the corresponding dividends are allocated to retained earnings.

The shares purchased at the beginning of 2008 (i.e. 0.7 million shares) and those held as of December 31, 2007 were allocated for the purpose of a share exchange or payment within the scope of external growth transactions. On February 14, 2008, the Board decided to change this choice by allocating all the shares for the purpose of canceling them.

Fourth resolution

(Authorization granted to the Board of Directors to allow the Company to trade in its own shares)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, in accordance with Articles L. 225-209 et seq. of the French Commercial Code and the directly applicable provisions of the European Commission regulation no. 2273/2003 of December 22, 2003, authorize the Board of Directors to cause the Company to repurchase its own shares in order to:

- cancel them, subject to the adoption of the 14th resolution;
- retain them for the purpose of tendering them within the scope of an exchange offer or for payment in external growth transactions, in accordance with recognized market practice and applicable regulations;
- implement (i) any share purchase option plans or (ii) bonus share allotment plans, or (iii) any employee share ownership transactions reserved for members of a company savings plan, performed under the terms and conditions set forth in Articles L. 443-1 et seq. of the French Employment Code through the transfer of shares acquired previously by the Company under this resolution, or providing for a bonus share allotment in respect of a contribution in shares by the Company and/or to replace the discount;
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in accordance with an ethics charter recognized by the French Financial Markets Authority (Autorité des Marchés Financiers).

The shareholders set the maximum purchase price at 165 euros per share with a par value of 5.50 euros and the maximum number of shares that can be bought back at 10% of the total number of shares comprising the share capital at December 31, 2007, i.e. 23,884,471 shares with a par value of 5.50 euros, for a maximum total amount of 3,940,937,715 euros, subject to the legal limits.

These shares may be purchased at any time, excluding the periods for public offerings on the Company's share capital, and by all available means, either on or off a stock exchange, in private transactions or through the use of option mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L. 225-206 of the French Commercial Code.

Shares bought back may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in accordance with the applicable regulations and in compliance with the objectives set out above.

Dividends on own shares held by the Company shall be allocated to retained earnings.

This authorization is granted for a period of 18 months starting from the date of the Shareholders' Meeting. It supersedes the authorization granted by the Ordinary Shareholders' Meeting of May 9, 2007 with respect to the non-utilized portion of such authorization.

The shareholders give full powers to the Board of Directors, with the possibility of delegating such powers, to implement this authorization, place orders for trades, enter into all agreements, perform all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary for the execution of any decisions made in connection with this authorization.

The Board of Directors shall inform the shareholders of any transactions performed in accordance with applicable regulations.

Board of Directors

Purpose

Mr. Édouard de Royere, whose term of office is due to expire at the date of this Shareholders' Meeting, decided not to seek its renewal. The Board of Directors wishes to extend its warmest thanks to Mr. Édouard de Royere, Chairman and Chief Executive Officer of Air Liquide from 1985 to 1995, for his significant contribution to the Company's development and for the importance he attached to the Company's relations with its shareholders.

The **5th resolution** concerns the **renewal of the term of office** of Mr. Rolf Krebs as a member of the Company's Board of Directors for a period of four years.

Under the **6th** and **7th resolutions**, the shareholders are asked to appoint, for a period of four years, **two new directors**:

- Mrs. Karen Katen, whose managerial and operational experience acquired after more than 30 years service at the Pfizer Group will provide Air Liquide with her excellent knowledge of the healthcare sector in North America and the rest of the world;
- Mr. Jean-Claude Buono, who, after 18 years of devotion in the Air Liquide Group, exercised his retirement rights at the end of 2007. He will provide the Board with his excellent knowledge of the Group, its business lines and its specific nature of the share ownership, and will therefore contribute to the continuity of the Group's values.

Fifth resolution

(Renewal of the term of office of Mr. Rolf Krebs as a director)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide to renew the term of office of Mr. Rolf Krebs as a director for a term of four years, which will expire at the end of the Ordinary Shareholders' Meeting for 2012, called to approve the financial statements for the fiscal year ending December 31, 2011.

Sixth resolution

(Appointment of Mrs. Karen Katen as a director)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide to appoint Mrs. Karen Katen as a director for a term of four years, which will expire at the end of the Ordinary Shareholders' Meeting for 2012, called to approve the financial statements for the fiscal year ending December 31, 2011.

Seventh resolution

(Appointment of Mr. Jean-Claude Buono as a director)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide to appoint Mr. Jean-Claude Buono as a director for a term of four years, which will expire at the end of the Ordinary Shareholders' Meeting for 2012, called to approve the financial statements for the fiscal year ending December 31, 2011.

Setting of directors' fees

Purpose

The 8th **resolution** sets the amount of directors' fees in order to take into account the number of directors comprising the Board of Directors. The amount, which has not been reviewed since 2003, will be increased from 550,000 euros to 650,000 euros per fiscal year.

The distribution of directors' fees comprises a fixed remuneration and a variable remuneration based on pre-determined lump-sum amounts by meeting, which takes into account the effective participation of each director in the work of the Board and its Committees.

Eighth resolution
(Setting of directors' fees)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide, in accordance with Article 16 of the Articles of Association, to set the total annual amount of directors' fees to be allocated to directors as from fiscal year 2008 at 650,000 euros.

Approval of related party agreements

Purpose

The **9th, 10th, 11th, and 12th resolutions** concern **regulated agreements between related parties**, excluding ordinary business transactions, entered into between the Company and its executives or with a company with which it has the same executives. These agreements are the subject of a special report issued by the Statutory auditors.

The **9th resolution** concerns the treasury share purchase agreement entrusted to BNP Paribas under the authorization granted by the Shareholders' Meeting. Mr. Alain Joly, a member of the Company's Board of Directors, is a director at BNP Paribas.

Under the **10th, 11th and 12th resolutions**, the shareholders are asked to approve the commitments made in favor of Messrs Benoît Potier, Klaus Schmieder and Pierre Dufour, senior Company executives, as part of a distinct and separate resolution for each corporate officer, as well as the special report of the Statutory auditors on this matter.

In accordance with the provisions of the Law of August 21, 2007 in favor of Work, Employment and Purchasing power, the termination benefits of Mr. Benoît Potier and of Mr. Klaus Schmieder are now subject to performance criteria. Considering the commitments already taken by the Company, an allowance was granted (also under performance conditions) to Mr. Benoît Potier, compensating for the loss of retirement income in case of termination of function before the age of 55 on the Company's initiative.

As Mr. Pierre Dufour assumed his duties as Senior Executive Vice-President on November 27, 2007, the Board of Directors authorized the conclusion of an amendment to his employment contract, the conditions of the pension plans and benefit funds concerning him, and the termination benefits (under conditions of performance) relating to his status as corporate officer.

All these agreements and undertakings are set out in detail in the special report of the Statutory auditors on related party agreements and in the report on remuneration of corporate officers and directors you will find in their completeness in the Reference Document.

Ninth resolution
(Approval of the agreement referred to in Article L. 225-38 of the French Commercial Code and of the statutory auditors' special report relating to BNP Paribas)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, place on record that the special report provided for by the laws and regulations currently in force on the agreement and transaction referred to in Article L. 225-38 of the French Commercial Code entered into with BNP Paribas, has been submitted to them.

The shareholders approve the agreement entered into during the 2007 fiscal year and the report prepared with regard to such agreement pursuant to Articles L. 225-38 et seq. of the French Commercial Code.

Tenth resolution
(Approval of the agreements referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code and of the statutory auditors' special report relating to Mr. Benoît Potier)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, place on record that the special report provided for by the laws and regulations currently in force on the agreements referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code entered into with Mr. Benoît Potier, has been submitted to them.

The shareholders approve the agreements and the report prepared with regard to such agreements pursuant to Articles L. 225-38 and L. 225-42-1 et seq. of the French Commercial Code.

Eleventh resolution
(Approval of the agreement referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code and of the statutory auditors' special report relating to Mr. Klaus Schmieder)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, place on record that the special report provided for by the laws and regulations currently in force on the agreement referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code entered into with Mr. Klaus Schmieder, has been submitted to them.

The shareholders approve the agreement and the report prepared with regard to such agreement pursuant to Articles L. 225-38 and L. 225-42-1 et seq. of the French Commercial Code.

Twelfth resolution
(Approval of the agreements referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code and of the statutory auditors' special report relating to Mr. Pierre Dufour)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, place on record that the special report provided for by the laws and regulations currently in force on the agreements referred to in Articles L. 225-38 and L. 225-42-1 of the French Commercial Code entered into with Mr. Pierre Dufour, has been submitted to them.

The shareholders approve the agreements and the report prepared with regard to such agreements pursuant to Articles L. 225-38 and L. 225-42-1 et seq. of the French Commercial Code.

Bond issue

Purpose

To finance the investments made to develop the Group's business, shareholders are asked, under the **13th resolution**, to authorize for five years the Board of Directors to issue bonds, on one or more occasions.

The total maximum limit (including previous issues not yet redeemed) shall not exceed 8 billion euros.

During fiscal year 2007, the Group used in the amount of 900 million euros the authorization granted by the Shareholders' Meeting in 2004 and renewed in 2006 for a maximum par value of 4 billion euros. As of December 31, 2007, the overall outstanding is 2.5 billion euros.

Thirteenth resolution
(Authorization granted to the Board of Directors for a period of 5 years to issue, on one or more occasions, bonds within a total aggregate maximum limit (including previous issues not yet redeemed) of 8 billion euros. This authorization supersedes that granted by the Ordinary Shareholders' Meeting of May 12, 2004 and renewed by the Extraordinary Shareholders' Meeting of May 10, 2006)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, pursuant to Article 19 of the Articles of Association, authorize the Board of Directors for a period of 5 years to issue, on one or more occasions, at the times and under the conditions that it deems appropriate, one or more fixed-rate or floating-rate bonds, denominated in euros or foreign currencies or monetary units determined with reference to several currencies, with or without collateral, within the total aggregate maximum limit (including previous issues not yet redeemed) of 8 billion euros or its counter-value in the currency used, represented by bonds. This authorization supersedes that granted by the Ordinary Shareholders' Meeting of May 12, 2004 and renewed by the Extraordinary Shareholders' Meeting of May 10, 2006.

Full powers are granted to the Board of Directors within the aforementioned limits in order to decide on all the necessary measures to perform such issue or issues. The shareholders authorize the Board of Directors to delegate to the Chief Executive Officer, or one or more Senior Executive Vice-Presidents, the necessary powers to perform the bond issue and determine its terms and conditions, within the limits set by this Shareholders' Meeting.

EXTRAORDINARY SHAREHOLDERS' MEETING

Cancellation of the shares purchased by the Company via a reduction in capital

Purpose

The **14th resolution** authorizes the Board of Directors to **cancel all or part of the shares purchased** under the share buyback program authorized by the 4th resolution and those purchased under the authorization voted by the Ordinary Shareholders' Meeting of May 9, 2007. The Board is also authorized to reduce capital, for the amount of shares canceled, within the limit of 10% of share capital by 24 month period.

The difference between the book value of the cancelled shares and their par value may be allocated to any reserve or additional paid-in capital (share premium) accounts.

This authorization is granted for 24 months and supersedes that granted by the Extraordinary Shareholders' Meeting of May 9, 2007 under the 8th resolution.

Fourteenth resolution
(Authorization granted to the Board of Directors to reduce the share capital by cancellation of treasury shares)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report, authorize the Board of Directors to cancel, via its decisions alone, on one or more occasions, and within the limit of 10% of the Company's share capital per 24 month period, any or all of the shares bought back by the Company within the scope of the authorization adopted by the Ordinary Shareholders' Meeting in its 4th resolution and those shares bought back within the scope of the authorization adopted by the Ordinary Shareholders' Meeting of May 9, 2007, and to reduce the share capital by this amount.

This authorization is granted for a period of 24 months starting from the date of the Shareholders' Meeting. It supersedes the authorization granted by the Extraordinary Shareholders' Meeting of May 9, 2007 in its 8th resolution.

Full powers are granted to the Board of Directors to implement this authorization, amend the Articles of Association, deduct the difference between the net book value of the shares cancelled and their par value amount from all reserve and additional paid-in capital accounts, and with the possibility of sub-delegation, to carry out the necessary formalities to implement the reduction in capital which shall be decided in accordance with this resolution.

Authorization to issue free share subscription warrants in case a public tender offer is launched on the Company, under certain conditions

Purpose

It is proposed to the shareholders to empower the Board of Directors to issue share subscription warrants and to freely award them to all shareholders in case a public tender offer is launched on the Company within a period of 18 months from the date of this Shareholders' Meeting, should such an offer in particular be initiated by an entity not subject to the same restrictions in its actions as Air Liquide in the context of a public offer (case of an absence of reciprocity).

Air Liquide's business model is based on performance and long term value creation and the primary mission of the Board of Directors is to preserve the interests of the Company and its shareholders. The Board of Directors considers in that respect that the power to issue such warrants in case an offer is launched on the Company would be fully in compliance with the interests of the Company and its shareholders and complies with the Company's values. Indeed, this mechanism is aimed at ensuring the full valuation of the Company in the context of a public offer by inducing the bidder to negotiate an improved price in case the initial price was deemed inadequate. This mechanism is strictly defined by law and the AMF General Regulation.

This delegation will be used only if the Board of Directors deems that an offer is contrary to the interests of the Company and its shareholders. The Board of Directors may consult any outside expert of its choosing to assist in making this determination and to assess if the absence of reciprocity applies or not to the offer.

In case this delegation is used, the Board shall report to the shareholders, at the time of the issuance of the warrants, the reasons why it deems that the offer is not in the interest of the Company and its shareholders, justifying therefore the issuance of the warrants.

The number of warrants to be issued would be limited to the number of shares forming the share capital on the date of the issuance of the warrants and the nominal amount of the capital increase that would result from the exercise of the warrants would be capped at 714 million euros, namely 50% of the share capital after taking into account the allocation of free shares scheduled to be effected on June 9, 2008.

The Board of Directors will be able to use this authorization in case of a tender offer launched within a period of 18 months after the vote of this resolution. In practice, a periodic consultation of the shareholders will be necessary for the renewal of the authorization.

Fifteenth resolution
(Delegation of powers to the Board in order to issue free share subscription warrants if a public offer is launched on the Company)

The Extraordinary General Meeting, deliberating under the conditions of quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the Board report and the Statutory auditors special report and deliberating in accordance with Sections L. 233-32 II and L. 233-33 of the Commercial Code:

- delegates to the Board the power to decide, if a public offer is launched on the Company:
  - the issuance, in one or several installments, in the amount and on the dates it will determine, of warrants allowing to subscribe on preferential terms, to one or several shares of the Company,
  - their free allocation to any person who is a shareholder of the Company before the offer period ends, and
  - the terms and conditions of the issuance of such warrants and their characteristics, such as the subscription price and more generally the terms of any issuance based on this resolution;
- decides that the total nominal amount of the share capital increase that would result from the exercise of the warrants shall not exceed 714 million euros, this maximum being set independently of any other maximum related to the issuances of equity securities or securities giving access to equity authorized by this General Meeting or any previous general meeting; this limit will be increased by the amount corresponding to the nominal value of the securities necessary to the realization of the adjustments to be made in accordance with applicable legislative and regulatory provisions (in particular in case of a modification of the par value of the shares, a capital increase by incorporation of reserves, issuance of new equity securities with a preferential subscription right reserved to the shareholders) and if need be, in accordance with the contractual provisions providing for other cases of adjustment, to preserve the rights of the warrants holders here above mentioned;
- decides that the maximum number of warrants that could be issued shall not exceed the number of shares forming the share capital at the time of the issuance of the warrants;
- decides that the present delegation will be used only if a public offer is launched on the Company;
- decides that the Board, with the power to sub-delegate within the limits set by the bylaws or by law, will have all the powers to implement, in the conditions provided by law, this delegation.

These warrants will lapse automatically as soon as the public offer or any potential competitive offer fails, lapses or is withdrawn; the warrants which would lapse in accordance with the law shall not be taken into account for the calculation of the maximum number of warrants which may be issued, as mentioned under 3 above.

This delegation is given to the Board for a period which shall expire at the end of the offer period of any tender offer filed on the Company within 18 months from the date of this General Meeting.

Delegation of authority to increase share capital via the issuance of ordinary shares with retention of the shareholders' preferential share subscription rights

Purpose

The Combined Shareholders' Meeting of May 10, 2006 authorized the Board of Directors to increase share capital, on one or more occasions, via the issuance of ordinary shares with retention of the shareholders' preferential share subscription rights for a maximum par value amount of 250 million euros. This authorization, granted for 26 months, was not used.

To enable the Company to raise the necessary funds to finance its growth, under the **16th resolution**, the shareholders are asked to delegate to the Board of Directors, for a 26 month period, the authority to decide one or more capital increases via the issuance of ordinary shares of the Company, in France, in euros.

Under the **17th resolution**, the Board of Directors will be authorized to revise, within the statutory limits, the issue amount in the event of oversubscription.

The shareholders shall have, proportional to the amount of their shares, a preferential share subscription right to the shares issued pursuant to this resolution.

The total amount of share capital increases likely to be performed pursuant to the 16th and 17th resolutions may not exceed 250 million euros in par value, including the total amount of share capital increases performed in accordance with the 19th and 20th resolutions.

For the record, the par value of the share is 5.50 euros.

Sixteenth resolution

(Delegation of authority for a 26 month period in order to increase share capital via the issuance of ordinary shares with retention of shareholders' preferential share subscription rights for a maximum par value amount of 250 million euros)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the Board of Director's report and in accordance with Articles L. 225-129 and L. 225-129-2 of the French Commercial Code:

- delegate to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases via the issuance of ordinary shares of the Company, in France, in euros.
  The delegation thereby granted to the Board of Directors is valid for a period of 26 months starting from the date of this Shareholders' Meeting;
- decide that the total amount of share capital increases likely to be performed may not exceed 250 million euros in par value, including the total amount of share capital increases likely to be performed in accordance with the 19th and 20th resolutions;
- decide that the shareholders have, proportional to the amount of their shares, a preferential share subscription right to the shares issued pursuant to this resolution;
- decide that if these subscriptions, pro rata to their existing shareholding and, where applicable, over and above their existing shareholding, have not resulted in the purchase of all of the shares of any issuance, the Board of Directors may use, in the order it shall deem appropriate, one of the options set forth in Article L. 225-134 of the French Commercial Code;
- take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever;
- grant full powers to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the amount of the premium and other issuance conditions, deduct from the "Additional paid-in capital" account all costs relating to this capital increase and if deemed appropriate, deduct all sums necessary to bring the legal reserve up to at least 10% of the new share capital after each issuance, take due note of the completion of all capital increases resulting therefrom, perform all necessary amendments to the Articles of Association and enter into any agreement to achieve the proposed issuances.

Seventeenth resolution

(Delegation of authority for a 26 month period in order to increase in the event of oversubscription the issuance amount of ordinary shares with retention of shareholders' preferential subscription rights)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the Board of Directors' report:

- delegate to the Board of Directors, with the option of sub-delegation, the authority to increase, under the conditions set forth in Article L. 225-135-1 of the French Commercial Code, the number of securities to be issued in the event of a share issue with retention of preferential subscription rights as defined in the 16th resolution;
- the par value amount of the increase in the issue decided in accordance with this resolution shall be deducted, where appropriate, from the overall limit stipulated in the 16th resolution;
- the delegation thereby granted to the Board of Directors is valid for a period of 26 months starting from the date of this Shareholders' Meeting.

Delegation of authority to increase share capital by capitalizing share premiums, reserves, profits or other in order to grant bonus shares to shareholders

Purpose

The Combined Shareholders' Meeting of May 10, 2006 had authorized the Board of Directors, for a 26 month period, to increase share capital, on one or more occasions, by capitalizing share premiums, reserves, profits or other in order to grant bonus shares to shareholders and/or to increase the par value of existing shares for a maximum amount of 250 million euros.

This authorization was partly used in 2006, as the Company increased capital by capitalizing an amount of 123.0 million euros deducted from the "Additional paid-in capital" and "General reserve" headings, in order to create 11,180,106 new shares, allotted on a bonus basis to shareholders in the amount of one new share for ten old shares.

Under the **18th resolution**, the shareholders are asked to renew this authorization, which will enable the Company to allot **one bonus share for ten old shares on June 9, 2008.**

The total amount of share capital increases likely to be performed may not exceed 250 million euros, this limit being separate and independent from the limit provided for in the 16th resolution and may not in any event whatsoever exceed the amount of the reserve, share premium or profit accounts referred to above which exist at the time of the capital increase.

For the 2008 bonus share allocation, given the regulatory deadlines, **new shares will be granted to shareholders holding shares or having purchased shares until the evening of June 6, 2008.**

In accordance with the Articles of Association, **a 10% loyalty bonus** shall be granted for shares which have been held in registered form since December 31, 2005, and which shall remain held in this form until June 6, 2008.

Eighteenth resolution

(Delegation of authority for a 26 month period to increase share capital by capitalizing share premiums, reserves, profits or other in order to grant bonus shares to shareholders and/or to increase the par value of existing shares for a maximum amount of 250 million euros)

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the Board of Director's report and in accordance with Articles L. 225-129-2 and L. 225-130 of the French Commercial Code:

- delegate to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases by capitalizing share premiums, reserves, profits or other amounts, whose capitalization will be possible under the law and the Articles of Association through an allotment of bonus shares to the shareholders and/or an increase in the par value of existing shares;
- the delegation thereby granted to the Board of Directors is valid for a period of 26 months starting from the date of this Shareholders' Meeting;
- decide that the total amount of share capital increases likely to be performed may not exceed 250 million euros, this limit being separate and independent from the limit provided for in the 16th resolution and may not in any event whatsoever exceed the amount of the reserve, share premium or profit accounts referred to above which exist at the time of the capital increase (it being specified that these amounts do not include additional shares to be issued, in accordance with applicable legal and regulatory provisions, and when relevant, contractual stipulations providing for other adjustments, to preserve the rights of holders of securities or other rights entitling access to share capital);
- decide that, should the Board of Directors use this delegation, in accordance with Article L. 225-130 of the French Commercial Code, fractional shares shall not be transferable and the corresponding securities shall be sold; the sums resulting from

such sale shall be allocated to the holders of rights under the applicable regulatory conditions;

- take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever;
- grant full powers to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the issuance terms and conditions, deduct from one or more available reserve accounts the costs relating to the corresponding capital increase and if deemed appropriate, deduct all sums necessary to bring the legal reserve up to at least 10% of the new share capital after each issuance, take due note of the completion of all capital increases resulting therefrom and perform all necessary amendments to the Articles of Association.

Share subscription reserved for employees

Purpose

Since 1986, the Group has associated its development with the vast majority of its employees worldwide.

The Shareholders' Meeting of May 9, 2007 had authorized the Board of Directors to increase share capital for a maximum of 200 million euros, including additional paid-in capital, and a maximum of 2 million shares for Group employees belonging to a Group or Company savings plan. This authorization was not used.

At the end of 2007, the percentage of capital held by employees and former employees through the capital increases reserved for employees and performed since 1986, amounted to 1.1%.

The transactions reserved for employees have contributed appreciably to increasing their motivation and enhancing their feeling of belonging to the Group. We think it is a good idea to continue to develop the initiated policy. The proposed resolutions will also provide more flexibility for the subscriptions offers that could be made to Group employees.

The **19th resolution** specifies the terms and conditions governing capital increases reserved for members of Company or Group savings plans.

The **20th resolution** will enable employees and corporate officers of foreign Group companies to benefit from a plan comparable to an employee share ownership scheme.

They shall both result in the waiver by the shareholders of their preferential subscription rights to such shares in favor of the beneficiaries.

The total amount of share capital increases likely to be performed in accordance with these two resolutions may not exceed 27.5 million euros, corresponding to the issue of a maximum of 5 million shares. This amount shall be deducted from the overall limit of 250 million euros stipulated in the 16th resolution.

The subscription price of the shares to be issued in accordance with these two resolutions shall be defined in accordance with the French Employment Code.

The authorization under the 19th resolution shall be valid for a period of 26 months and the authorization under the 20th resolution shall be valid for a period of 18 months.

Nineteenth resolution

(Delegation of authority for a 26 month period to perform capital increases reserved for members of Company or Group savings plans)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report, deliberating pursuant to Articles L. 225-129-6 and L. 225-138-1 of the French Commercial Code and Articles L. 443-1 et seq. of the French Employment Code:

- delegate to the Board of Directors the authority to decide to increase share capital, on one or more occasions, at the time or times and in the proportions that it deems appropriate, via the issuance of ordinary shares of the Company as well as any other marketable securities granting access, immediately or in the future, to the Company's share capital, reserved for employees who contribute to a Company or Group savings plan.

  The delegation thereby granted is valid for a period of 26 months starting from the date of this Shareholders' Meeting;
- decide that the total amount of share capital increases likely to be performed under this resolution may not exceed a maximum par value amount of 27.5 million euros, corresponding to the issue of a maximum of 5 million shares, it being specified that this amount does not include additional shares to be issued, in accordance with applicable legal and regulatory provisions, and when relevant, contractual stipulations providing for other adjustments, to preserve the rights of holders of securities or other rights entitling access to share capital and that the total amount of share capital increases likely to be performed under this resolution and the 20th resolution may not exceed the aforementioned par value amount of 27.5 million euros;
- decide that the maximum par value amount of share capital increases likely to be performed on the basis of this delegation shall be deducted from the overall limit stipulated in paragraph 2 of the 16th resolution;
- decide that the beneficiaries of these capital increases will be, directly or through a Company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the members, from the Company and the French or foreign companies which are affiliated to it within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 444-3 of the French Employment Code, of a Company or Group savings plan;
- decide to cancel the preferential subscription rights of shareholders to the new shares or other marketable securities granting access to capital and to the marketable securities to which the latter would confer entitlement, which shall be issued in favor of the members of a Company or Group savings plan in accordance with this resolution;
- decide that the subscription price may not exceed the average, determined in accordance with Article L. 443-5 of the French Employment Code, of the opening trading prices for the Company's share during the 20 stock market trading days preceding the date of the decision setting the opening date for the subscription period, or be more than 20% lower than such average, bearing in mind that the shareholders officially authorize the Board of Directors, if deemed appropriate, to reduce or cancel the aforementioned discount, within the legal and regulatory limits;
- decide, in accordance with Article L. 443-5 of the French Employment Code, that the Board of Directors may provide for the allotment for no consideration, to the aforementioned beneficiaries of shares to be issued or already issued or other securities granting access to the Company's capital to be issued or already issued, in respect of (i) the contribution that could be paid in accordance with the regulations governing Company or Group saving plans, and/or (ii) where appropriate, the discount;
- also decide that, should the beneficiaries not subscribe to the entire capital increase within the allotted deadlines, the capital increase would only be performed for the amount of the shares

subscribed, and that the non-subscribed shares may be offered again to the beneficiaries concerned within the scope of a subsequent capital increase;

- give full powers to the Board of Directors with the option of sub-delegation under the conditions set by law, to set, within the limits described above, the various terms and conditions of the transaction and notably:
  - fix the criteria which the companies must meet in order for their employees to be entitled to benefit from the capital increases and set a list of these companies,
  - set the terms and conditions of the share issue, the characteristics of the shares, and, where appropriate, the other marketable securities, determine the subscription price calculated based on the method defined above, set the terms and conditions and deadline for fully paying up the subscribed shares, deduct from the "Additional paid-in capital" account all costs relating to these capital increases and, if deemed appropriate, all sums necessary to bring the legal reserve up to one tenth of the new share capital after each share issue, and generally complete, directly or through an authorized representative, all the transactions and formalities relating to the share capital increases performed under this resolution,
  - set the opening and closing dates for the subscription period, record the completion of the corresponding capital increase and amend the Articles of Association accordingly.

This delegation of authority strips of all legal effect the authorization granted to the Board of Directors pursuant to the 11th resolution of the Extraordinary Shareholders' Meeting of May 9, 2007, for the amount of the non-utilized portion of such authorization.

Twentieth resolution

(Delegation of authority to perform share capital increases reserved for a category of beneficiaries)

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report, pursuant to Articles L. 225-129 to L. 225-129-2 and Article L. 225-138 of the French Commercial Code:

- delegate to the Board of Directors, the authority to decide to increase share capital, on one or more occasions, at the times and in the proportions it shall deem fit, via the issuance of ordinary shares of the Company as well as any other market securities conferring entitlement, now or in the future, to the Company's share capital, reserved for the category of beneficiaries defined hereafter;
- decide that the total amount of share capital increases likely to be performed under this resolution may not exceed a maximum par value amount of 27.5 million euros, corresponding to the issue of a maximum of 5 million shares, it being specified that this amount does not include additional shares to be issued, in accordance with applicable legal and regulatory provisions, and when relevant, contractual stipulations providing for other adjustments, to preserve the rights of holders of securities or other rights entitling access to share capital and that the total amount of share capital increases likely to be performed under this resolution and the 19th resolution may not exceed the aforementioned par value amount of 27.5 million euros;
- decide that the maximum par value amount of share capital increases likely to be performed on the basis of this delegation shall be deducted from the overall limit stipulated in paragraph 2 of the 16th resolution;
- decide to cancel the preferential subscription rights of shareholders to the shares or marketable securities and to the marketable securities to which the latter would confer entitlement, which shall be issued pursuant to this resolution and to reserve the right to subscribe them to the category of beneficiaries meeting the following characteristics: any financial institution or subsidiary of such an institution mandated by the Company and which would subscribe to shares, or other marketable securities issued by the Company pursuant to this resolution, with the sole intent to enable employees and corporate officers of foreign companies, affiliated to the Company within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 444-3 of the French Employment Code, to benefit from a plan with an economic profile comparable to an employee share ownership scheme that would be set up in connection with a share capital increase performed in accordance with the 19th resolution of this Shareholders' Meeting, assuming the implementation of an identical employee share ownership scheme for the benefit of the employees and corporate officers of the aforementioned foreign companies would conflict with local legal, regulatory or tax constraints;
- decide that the unit price for the issue of the shares to be issued pursuant to this resolution shall be determined by the Board of Directors based on the Company's share price; this issue price shall be equal to the average of the opening trading prices for the share during the 20 stock market trading days preceding the date of the Board of Directors' decision setting the opening date for the period of subscription to a share capital increase performed on the basis of the 19th resolution, with the possibility of reducing this average by a maximum discount of 20%; the amount of this discount shall be determined by the Board of Directors in view of the legal, regulatory and tax constraints under the applicable foreign law, where applicable;
- decide that the Board of Directors shall have full powers, under the terms and conditions set forth by law and within the limits defined above, with the option of sub-delegation, so as to implement this delegation and particularly in order to:
  - set the date and price for the issue of shares to be issued in accordance with this resolution as well as the other terms and conditions governing the issue,
  - set the list of the beneficiary (or beneficiaries) of the suppression of the preferential subscription right within the above-defined category, as well as the number of shares to be subscribed by such beneficiary (or each of such beneficiaries),
  - where appropriate, determine the characteristics of the other marketable securities granting access to the Company's share capital under the legal and regulatory conditions,
  - record the completion of the share capital increase, complete, directly or through an authorized representative, all the transactions and formalities involving the share capital increases and on its sole decision and if it deems appropriate, deduct the share capital increase costs from the amount of additional paid-in capital relating to such increases, amend the Articles of Association accordingly and perform all the necessary formalities, and where appropriate, take any measures with a view to listing the shares issued pursuant to this resolution for trading on the Eurolist market of Euronext Paris.

The delegation granted to the Board of Directors is valid for a period of 18 months starting from the date of this Shareholders' Meeting.

Powers for formalities

Purpose

The **21st resolution** is a standard resolution that grants full powers to perform the publications and formalities required by law.

Twenty-first resolution

(Powers for formalities)

Full powers are granted to a holder of a copy or extract of the minutes of this Shareholders' Meeting to perform all official publications and other formalities required by law and the regulations.

Presentation of the members of the Board of Directors

CANDIDATES PROPOSED FOR APPOINTMENT TO THE BOARD OF DIRECTORS



Jean-Claude Buono

› Born in 1943

› 59,618 shares

An Economic Sciences graduate from ESCP and with a degree from the Centre de Perfectionnement aux Affaires, Jean-Claude Buono began his career in the Bull Group, where he was in charge of the Finance department.

After 20 years at the Bull Group, Jean-Claude Buono joined the Air Liquide in 1989, as Finance and Administration Director. He was appointed General Secretary and Secretary to the Board of Directors in 1997, Vice-President in 1999 and Executive Vice-President in 2000. On November 14, 2001, he was appointed Member of the Management Board, and then Senior Executive Vice-President on May 10, 2006. During this time and until the end of his term of office on November 8, 2007, Jean-Claude Buono has been responsible for the Group's major operations in Europe and Asia in addition to the Financial and Legal departments.

Jean-Claude Buono is director and Senior Executive Vice-President of Air Liquide International, director of Air Liquide Welding, Aqua Lung International, American Air Liquide Inc., Air Liquide International Corporation. He is also director of Velecta Paramount and SNPE.



Karen Katen

› Born in 1948

Karen Katen, a United States citizen, is a graduate of the University of Chicago (BA and MBA).

Culminating as Vice Chairman of Pfizer Inc. and President of Pfizer Human Health -the company's principal operating group- her distinguished career at Pfizer spanned more than 30 years since first joining in 1974. During that time, she played a major role in the introduction and launch of new drugs for the treatment of cardiovascular disease, mental illness, diabetes and cancer. She also handled the integration of Warner Lambert which was purchased in 2000 and of Pharmacia, acquired in 2003. Retiring from Pfizer in March 2007, she remains Chairman of the Pfizer Foundation.

She is a senior advisor to Essex Woodlands Health Ventures as well being a director of General Motors Corporation, Harris Corporation, Armgo Pharmaceuticals and Home Depot. She also serves on the Catalyst board, the National Alliance for Hispanic Health board, RAND Corporation's Health Board of Advisors and the Economic Club of New York Board of Trustees.

She is also a Trustee of the University of Chicago and a council member of the Graduate School of Business.



Professeur Rolf Krebs

› Born in 1940

› 1,210 shares

› Term expires in 2008

Rolf Krebs studied medicine and obtained a MD from the University of Mainz. After having lectured there for several years, he joined Bayer AG in 1976 where he held various positions including Head of Pharmaceutical Research and Development, from 1984 to 1986, then Executive Vice-President of Bayer Italia from 1986 to 1989. He joined Boehringer Ingelheim in 1989 as a member of the Management Board, and, from 2001 until the end of 2003, he was Chairman of the Management Board.

Rolf Krebs served as President of the European Federation of Pharmaceutical Industries from 1996 to 1998, then as President of the International Federation of Pharmaceutical Industries from 2000 to 2001.

Rolf Krebs was a member of the Supervisory Board of Air Liquide from May, 2004 until May 10, 2006. Since then, he has been a director and a member of the Audit and Accounts Committee of L'Air Liquide S.A.

He is also Chairman of the Supervisory Board of Epigenomics AG, Ganymed Pharmaceuticals AG, Merz Pharmaceuticals GmbH & Co KGaA and E. Merck GmbH & KGaA. He is a member of the Advisory Board of Apax Partners, Kaneas Capital GmbH, Lehman Brothers Limited and E. Merck OHG.

MEMBERS OF THE BOARD OF DIRECTORS



Benoît Potier

Chairman and Chief Executive Officer

› **Born in 1957**

› **32,768 shares**

› **Term expires in 2010**

A graduate from École Centrale de Paris, Benoît Potier joined Air Liquide in 1981 as a research and development Engineer. After serving as a Project Manager in the Engineering and Construction Division, he was made Vice-President of Energy Development in the Large Industries business line. In 1993, he became Director of Strategy & Organization and, in 1994, was put in charge of the Chemicals, Iron & Steel, Oil and Energy Markets. He was made an Executive Vice-President of Air Liquide in 1995 with additional responsibilities over the Engineering & Construction Division and the Large Industries operations in Europe.

Benoît Potier was appointed Chief Executive Officer in 1997. He was appointed to the Board of Directors in 2000 and became President of the Management Board in November, 2001.

Since 2006, he has been Chairman and Chief Executive Officer of L'Air Liquide S.A. He is also Chairman and CEO of Air Liquide International, American Air Liquide Inc. and Air Liquide International Corporation, Chairman of American Air Liquide Holdings Inc.

He is also a director and Chairman of the Audit Committee of the Danone Group and a member of the Supervisory Board of Michelin. He is also director of the École Centrale – Paris and the Association Française des Entreprises Privées (AFEP), member of Conseil France de l'INSEAD and of the Board of the Association Nationale des Sociétés par Actions (ANSA).



Sir Lindsay Owen-Jones

Vice-Chairman of the Board of Directors

› **Born in 1946**

› **9,954 shares**

› **Term expires in 2009**

A graduate in Literature from Oxford University and in business from INSEAD, Sir Lindsay Owen-Jones joined L'Oréal in 1969. Having started out as a Product Manager, he was appointed to Belgium, and then returned to France where he became Marketing Director of the Consumer Division in 1976. In 1978, he was appointed Chief Executive Officer of L'Oréal's Italian subsidiary, before becoming Chairman and Chief Executive Officer of Cosmair Inc., L'Oréal's exclusive agent in the United States in 1981. In 1984, he became Vice-Chairman and Chief Executive Officer, Vice-Chairman of the Management Committee and a director of L'Oréal. He was Chairman and Chief Executive Officer of L'Oréal from 1988 until April 2006, when he became Chairman of the L'Oréal Board of Directors. He is also Chairman of the Committee for "Strategy and Implementation" of L'Oréal, Chairman of the Board of Directors and a director of L'Oréal USA Inc. and of L'Oréal UK Ltd. He is also Chairman of the Board of Directors and director of La Fondation d'Entreprise L'Oréal.

Sir Lindsay Owen-Jones was a director of Air Liquide from 1994 to November, 2001, then Vice-Chairman of the Supervisory Board from November, 2001 until May 10, 2006. Currently, he is Vice-Chairman of the Board of Directors, Chairman of the Appointments Committee and Chairman of the Remuneration Committee of L'Air Liquide S.A.

He is a director of Ferrari SpA, Italy. He is also a director of Sanofi-Aventis and Chairman of Alba Plus SASU.



Édouard de Royere

Honorary Chairman

› **Born in 1932**

› **59,456 shares**

› **Term expires in 2008 [1]**

Édouard de Royere graduated from École Supérieure de Commerce de Paris. After having begun his career as a signing officer at Crédit Lyonnais and then as Vice-President at Union Immobilière et Financière, Édouard de Royere joined Air Liquide in 1966 and became Company Secretary.

Director of Air Liquide from 1971 to November, 2001, Édouard de Royere was appointed Executive Vice-President in 1979, Vice-Chairman and Chief Executive Officer in 1982 and served as Chairman and Chief Executive Officer from 1985 to 1995. He was named Honorary Chairman of Air Liquide in 1997 and was a member of the Supervisory Board from November 2001 until May 10, 2006.

Édouard de Royere is today a director and a member of the Audit and Accounts Committee of L'Air Liquide S.A.

Édouard de Royere is also Auditor of Fimalac, Honorary Chairman of the Association Nationale des Sociétés par Actions (ANSA) and Chairman of SAGES (Société Auxiliaire de Gestion).

(1) Renewal of term not requested.



Thierry Desmarest
Director

› **Born in 1945**
› **5,152 shares**
› **Term expires in 2009**

A graduate from École Polytechnique and École des Mines, Thierry Desmarest spent 4 years with the New Caledonia Department of Mines, before serving as a Technical Advisor at the Ministry of Industry in 1975, and then at the Ministry of Economic Affairs in 1978. He joined Total in 1981 as Managing Director of Total Algeria. He held various executive positions within Total Exploration Production, ultimately becoming its Chief Executive Officer in 1989 and a member of the Group's Executive Committee that same year. He became Chairman and Chief Executive Officer of Total in 1995, of Totalfina in 1999, and then of Elf Aquitaine and TotalFinaElf in 2000. Thierry Desmarest was Chairman and Chief Executive Officer of Total from 2003 to February 2007, when he became Chairman of the Total S.A. Board of Directors. He is Chairman of Total Foundation.

Thierry Desmarest was a director of Air Liquide from 1999 to November, 2001, then a member of the Supervisory Board from November, 2001 until 2006. Since then, he has been a director and a member of the Appointments Committee and a member of the Remuneration Committee of L'Air Liquide S.A.

He is also a director of Sanofi-Aventis and a member of the Supervisory Board of Areva.



Alain Joly
Director

› **Born in 1938**
› **119,432 shares**
› **Term expires in 2009**

A former graduate of École Polytechnique, Alain Joly joined Air Liquide's Engineering Division in 1962. From 1967 to 1973, he had various responsibilities at Air Liquide Canada and then in the Americas Division. From 1973 to 1985, he served successively as Vice-President of Corporate Strategy and Management, Regional Manager of the French Gases Division, Company Secretary and Secretary of the Board of Directors.

He became director of Air Liquide in 1982, then Chief Executive Officer in 1985 and Chairman and Chief Executive Officer in 1995. Alain Joly was Chairman of the Supervisory Board of Air Liquide from November, 2001 until May 10, 2006.

He is presently a director, a member of the Appointments Committee and a member of the Remuneration Committee of L'Air Liquide S.A.

He is also a director of Lafarge and BNP Paribas.



Gérard de La Martinière
Director

› **Born in 1943**
› **3,000 shares**
› **Term expires in 2011**

A graduate of École Polytechnique and of École Nationale d'Administration, Gérard de La Martinière held several positions with the French Ministry of Finance from 1969 to 1984. He was then General Secretary of the COB (formerly the French securities and exchange regulatory body) from 1984 to 1986, Chairman of the Paris Derivatives Clearing House from 1986 to 1988, and Chief Executive Officer of the Paris Stock Exchange (SBF) from 1988 to 1989.

Gérard de La Martinière joined the Axa Group in 1989 as Chairman and Chief Executive Officer of the Meeschaert-Rouselle brokerage unit. In 1991, he was named Executive Vice-President in charge of the Group's investments and financial services operations. In 1993, he took responsibility for the Group's Holding Companies and Corporate Affairs. He was a member of the Management Board between 1997 and 2003, and Vice-President of Finance, Audit and Strategy between 2000 and 2003.

Gérard de La Martinière has been Chairman of the French Federation of Insurance Companies since May, 2003. He is also Chairman of the European Federation of National Insurance Associations.

Gérard de La Martinière was a member of the Supervisory Board of Air Liquide from May, 2003 until May 10, 2006. He is presently a director and is Chairman of the Audit and Accounts Committee of L'Air Liquide S.A.

He is also a member of the Supervisory Board and Chairman of the Audit Committee of Schneider Electric S.A. and director of la Banque d'Orsay.



Cornelis van Lede
Director

› **Born in 1942**
› **1,220 shares**
› **Term expires in 2011**

With a law degree from the University of Leiden and an MBA from INSEAD, Cornelis van Lede successively worked for Shell from 1967 to 1969 and McKinsey from 1969 to 1976 before joining Koninklijke Nederhorst Bouw B.V. as Chairman and Chief Executive Officer from 1977 to 1982. He was then member of the Management Committee of Hollandse Beton Groep from 1982 to 1984.

From 1984 to 1991, he was Chairman of the Federation of Netherlands Industries then Vice-President of the Union of Industrial and Employer's Confederations of Europe (UNICE) from 1991 to 1994.

In 1991, Cornelis van Lede joined Akzo N.V. as a member of the Management Board. Then, he became Vice-Chairman of the Management Board in 1992 and was Chairman of the Management Board of Akzo Nobel N.V. from 1994 to 2003. He was a member of the Supervisory Board of Akzo Nobel N.V. from 2003 to 2007.

Cornelis van Lede was a member of the Supervisory Board of Air Liquide from May, 2003 until May 10, 2006. He is presently a director, a member of the Appointments Committee and a member of the Remuneration Committee of L'Air Liquide S.A.

He is also a member of the Supervisory Board of Royal Philips Electronics N.V., Heineken N.V. and a director of Air France KLM and Sara Lee Corporation. He is Chairman of the Board of Directors of INSEAD.



Béatrice Majnoni d'Intignano

Director

- **Born in 1942**
- **1,404 shares**
- **Term expires in 2010**

Having graduated with a high-level teaching degree in economics in 1975, Béatrice Majnoni d'Intignano has been *Professeur agrégé* at the Paris-XII Créteil University since 1980 (currency, international relations, macroeconomics, economics of healthcare).

Béatrice Majnoni d'Intignano has been *Conseiller Économique à l'Assistance Publique* (business consultant) for Paris Hospitals, from 1980 to 1987, and a temporary consultant with the World Health Organization since 1980. She has also been a member of the Economic Analysis Council of the French Prime Minister since 1997, a member of the Editorial Committee of the magazine Commentaire, and a member of Société d'Économie Politique.

Béatrice Majnoni d'Intignano is the author of a large number of books and articles about economics, employment, Europe, the economics of healthcare and women's role in society.

Béatrice Majnoni d'Intignano was a member of the Supervisory Board of Air Liquide from May, 2002 until May 10, 2006. Since then, she has been a director and a member of the Audit and Accounts Committee of L'Air Liquide S.A.



Thierry Peugeot

Director

- **Born in 1957**
- **1,100 shares**
- **Term expires in 2009**

A graduate from ESSEC, Thierry Peugeot began his career with the Marrel Group in 1982 as Export Manager for the Middle-East and English-speaking Africa for Air Marrel, and then Director of Air Marrel America. He joined Automobiles Peugeot in 1988 as Regional Manager of the south-east Asia zone, then Chief Executive Officer of Peugeot do Brasil in 1991 and Chief Executive Officer of Slica in 1997. In 2000, he became International Key Accounts Director of Automobiles Citroën and then, in 2002, Vice-President of Services and Spare Parts before being appointed to the PSA Peugeot Citroën Vice Presidents Committee. Thierry Peugeot has been Chairman of the Supervisory Board of Peugeot S.A. as of December, 2002

Thierry Peugeot was a member of the Supervisory Board of L'Air Liquide S.A. from May, 2005 until May 10, 2006. He is presently a director of the Company.

He is also Vice-Chairman of Établissements Peugeot Frères and a director of Société Foncière, Financière et de Participations, La Française de Participations Financières, La Société Anonyme de Participations, Immeubles et Participations de l'Est, Faurecia and Compagnie Industrielle de Delle. In addition, he is Permanent Representative of Compagnie Industrielle de Delle on the Board of Directors of LISI.



Paul Skinner

Director

- **Born in 1944**
- **1,100 shares**
- **Term expires in 2010**

Paul Skinner has a law degree from the University of Cambridge and is a graduate of the Manchester Business School. He started his career in 1966 with the Royal Dutch/Shell group. After having been responsible for managing several subsidiaries in Greece, Nigeria, New Zealand and Norway, Paul Skinner was President of the Shell International Trading and Shipping Company from 1991 to 1995. He was responsible for strategy and international marketing for Shell International Petroleum Co Ltd from 1996 to 1998. In 1998, he was appointed President of Shell Europe Oil Products. In 1999, he was appointed Chief Executive Officer of Royal Dutch/Shell's global Oil Products business and appointed a Group Managing Director of the Royal Dutch/Shell group from 2000 to 2003. After his retirement from Shell, he was appointed as non-executive Chairman of Rio Tinto plc, the global mining company, in November 2003.

He has been a director of L'Air Liquide S.A. since May 10, 2006.

He is also a director of Standard Chartered plc, Tetra Laval Group, a member of the Board of Directors of INSEAD and a member of the Board of the British Ministry of Defence.

Brief statement about the Group for financial year 2007

2007 KEY FIGURES

In millions of euros	2005	2006	2007	change	comparable*
Revenue	10,435	10,949	11,801	+ 7.8 %	+ 7.6 %
of which Gas & Services	9,148	9,628	9,999	+ 3.8 %	+ 7.1 %
Operating Income recurring	1,518	1,659	1,794	+ 8.1 %	
OIR margin	14.5 %	15.2 %	15.2 %		
Net profit (Group share)	933	1,002	1,123	+ 12.1 %	
Net profit per share *(in euros)*	3.93	4.17	4.69	+ 12.5 %	
Dividend per share *(in euros)*	1.75	2.00	2.25	+ 12.5 %	
Funds from operations	1,805	1,889	2,054	+ 8.7 %	
Return on capital employed – ROCE after tax	11.7 %	11.9 %	12.3 %		
Gearing	60 %	53 %	72 %		

* *Comparable: excluding impact of currency, natural gas and, at the Group level, the Lurgi acquisition scope effect.*

Revenue

All revenue growth figures in the text below are on a comparable basis, excluding currency, natural gas impact and Lurgi scope effect.

Group revenue reached 11,801 million euros in 2007, up **+7.8%** on an as published basis. Excluding the currency impact, revenues were +10.8%, boosted by the contribution from the acquisition of Lurgi. Excluding these effects, revenue increased +7.6%, with an acceleration of sales growth quarter by quarter from +5.2% in the 1st quarter to +10.4% in the 4th quarter.

Gas and Services revenue grew by +7.1% to **9,999 million euros.** Growth was particularly strong in Asia, except in Japan. In Europe, its mix of business enabled the Group to deliver good growth. In the Americas, the increase in revenue remained strong in Industrial Merchant in the US and in Latin America. However, growth in Large Industries US was more modest, in the absence of new start-ups.

Including 5 months of consolidation of Lurgi, Engineering and Construction revenue increased to 831 million euros, compared to 380 million euros in 2006. **All engineering facilities worldwide have been running at a high level of activity throughout the year**, and new capacities are under development especially in China. Other activities revenue amounted to 971 million euros in 2007, up +4.1%.

Operating Income Recurring

Operating income recurring amounted to 1,794 million euros, up **+8.1%**. **Its margin** (operating income recurring as a percentage of revenue) was **15.2%**, stable vs 2006, due to the mix effect of higher Engineering and Construction sales within the total Group.

Gas and Services recurring operating margins continued to progress, up +50 pts to **18.1%.** Continued efficiency measures contributed to the margin improvement.

2007 was the last year of the **OPAL program** launched in 2005 to **improve productivity and competitiveness.** In 2007, 170 million euros of efficiencies were delivered, which brings the total to over **400 million euros for the 3 years** of the program. Efforts were focused on four major axes in 2007: energy efficiency, procurement, restructuring, operational efficiency.

Net earnings

Net financial costs and other financial income and expenses totalled 234 million euros, versus 198 million euros in 2006, reflecting the financing of the acquisitions completed in 2007 and of the share buyback program launched in 2007.

Average cost of debt improved from 4.6% to **4.5%,** resulting from a better country mix, with a higher share of Japanese yen debt, despite the increase of the interest rates in Europe.

Profit from associates was 27 million euros in 2007, stable vs 2006.

The effective tax rate amounted to 26.5%, down 220 bps versus 2006. The Group benefited this year from a lower tax rate in Germany, and from low capital gains tax rate on the Malaysian and Hong Kong divestitures in the first half.

Minority interests totaled 47 million euros, down -32.8% compared to 2006. This reduction is primarily explained by the repurchase of the 45% of minority interests in the Japanese subsidiary beginning of March.

Overall, **the net profit (Group share) reached 1,123 million euros in 2007**, up **+12.1%**.

Net profit per share totaled 4.69 euros, up +12.5%. The average number of shares outstanding used for the calculation of net profit per share as of December 31, 2007 was 239,223,974 shares.

2007 balance sheet

Funds from operations before changes in working capital requirements rose by +8.7% in 2007. After positive changes in working capital, the net cash from operations rose by +19.0% to 2,102 million euros.

Working capital fell by 94 million euros in 2007, despite the growth in activity. The ratio of working capital excluding tax to revenue was improved significantly during the year to 8.9% relative to 12.5% at the end of 2006, due to the contribution of the positive working capital of the Engineering & Construction activities and cash management initiatives.

Total investments reached 2.7 billion euros in 2007, of which a record 1.4 billion euros of industrial capex and 1.3 billion euros in acquisitions.

Following the merger of BOC and Linde in 2006, **Air Liquide bought out the 45% minority interest in Japan Air Gases** (JAG) for 581 million euros and restructured its South East Asia joint-venture holdings by acquiring those in **Singapore**, **Thailand**, **Vietnam** and **Brunei** and selling those in Malaysia and Hong-Kong. The net cash out was 275 million euros. This has freed up the Group's capacity to develop its activity across the region, follow clients, invest, mutualize and move resources across the region. The development potential of Air Liquide's activities in the region has thereby been enhanced significantly.

Air Liquide also acquired Linde's UK activities for an enterprise value of 105 million euros considerably boosting its presence with Industrial merchant and homecare operations in that country.

In July, the Group acquired Lurgi, the engineering company, recognised notably for its expertise **in hydrogen**, **gasification** and **bio-fuels**. Lurgi will considerably complement the Air Liquide Air Separation technology and accelerate the Group's capacity to invest. The enterprise value was 200 million euros.

The Group also made several acquisitions in the homecare market. Five companies with a total of 15,000 patients were acquired to strengthen its position in Germany and become Number 1 in that market. In the UK, two significant steps were made during the year, raising our position to number 2 in the market: Linde UK (mentioned above) gave the Group a presence and facilitated the acquisition of Allied Respiratory in September for 51 million euros in cash. A first step was also made into China, expected to be a major market for homecare in the next two decades with the acquisition of Celki, based in Hong-Kong.

Finally, **in November, the Group acquired Scott, a leading company in the speciality gases market in the US,** with a recognised brand name, to boost the Group's presence in a faster growing segment of the US cylinder market. Scott annual revenues amount to 88 million USD.

As a result of the +27% increase in investment decisions in 2006 and +42% in 2007, industrial investments payments rose by +20.5% to 1,360 billion euros. There was a significant acceleration in the second half, up +23% against the previous year, as the large contracts signed during 2006 started to be contracted. **Major start-ups in 2007 were a Russian air separation unit and one hydrogen plant in Italy.** In 2008, the major start-ups include a hydrogen unit in Antwerp, a large cogeneration plant in Rotterdam, and 6 air separation units in China.

The geographical breakdown shows a much larger share in emerging markets in 2007. Total capital expenditure in China alone was 150 million euros, or 11% of the total. The share of Asia-Pacific grew from 21% in 2006 to 25% in 2007.

Dividend

At the annual General Shareholders' Meeting on May 7, 2008, a **dividend of 2.25 euros will be proposed to shareholders** for fiscal year 2007.

2008 outlook

In 2007, revenue growth accelerated progressively quarter by quarter, towards the 8 to 10% growth range, due to acquisitions and underlying growth, in a year when there were few major start-ups. From 2008, there will be acceleration in start-ups generally, the number of start-ups over 10 million euros will increase from 10 in 2007 to 22 in 2008 and 19 in 2009. The portfolio of opportunities guarantees more start-ups further out.

Most markets are well oriented at the beginning of the year, which gives the Group confidence in its ability, at constant exchange rates, to achieve double-digit growth in net profit in 2008.

Five year summary of Company's results

(Articles R.225-83 and R.225-102 of the French Commercial Code)

	2003	2004	2005	2006	2007
Share capital at the end of the year					
a) Share capital *(In euros)*	1,099,042,087	1,200,989,053	1,204,923,225	1,332,641,079	1,313,645,905
b) Number of outstanding ordinary shares	99,912,917	109,180,823	109,538,475	121,149,189	238,844,710
c) Number of shares with bonus dividend entitlement	24,266,063	25,876,746	27,264,001	31,126,097	61,587,166
d) Number of outstanding preferred dividend shares (without voting rights)	-	-	-	-	-
e) Maximum number of shares to be created					
- by conversion of bonds	-	-	-	-	-
- by exercise of subscription rights	-	-	-	-	-
Operations and results of the year *(In millions of euros)*					
a) Net revenue	1,317.6	1,347.6	1,460.1	1,549.7	1,585.0
b) Net profit before tax, employee profit-sharing depreciation, amortization and provisions	436.6	553.8	563.9	634.9	657.3
c) Corporate income tax	84.4	10.0	33.8	7.8	8.3
d) Employee profit-sharing for the year	3.2	2.0	1.7	2.6	2.7
e) Net profit after tax, employee profit-sharing, and depreciation, amortization and provisions	328.4	383.9	441.3	547.6	574.1
f) Non-recurring capital gains or losses	83.9	-	155.8	-	-
g) Net profit	412.3	383.9	597.1	547.6	574.1
h) Distributed profit	336.2	391.2	432.1	497.0	551.0
Per share data *(In euros)*					
a) Net profit after tax, employee profit-sharing, but before depreciation, amortization and provisions					
- over the number of ordinary shares outstanding	4.16	4.96	5.06	5.16	2.71
- over the adjusted number of shares [1]	3.47	2.28	2.33	2.60	2.70
b) Net profit after tax, employee profit-sharing and depreciation, amortization and provisions					
- over the number of ordinary shares outstanding	3.29	3.52	4.03	4.52	2.40
- over the adjusted number of shares [1]	1.37	1.61	1.86	2.28	2.40
c) Dividend allocated to each share					
- over the number of ordinary shares outstanding	3.20	3.50	3.85	4.00	2.25
- over the adjusted number of shares [2]	1.32	1.59	1.75	2.00	2.25
d) Bonus dividend					
- over the number of beneficiary shares	0.32	0.35	0.38	0.40	0.22
- over the number of adjusted shares [2]	0.13	0.16	0.18	0.20	0.22
Employees working in France					
a) Average number of salaried employees during the year	4,980	5,028	5,057	4,991	4,969
b) Total payroll for the year *(In millions of euros)*	208.3	218.8	228.2	235.3	244.1
c) Amounts paid with respect to employee benefits during the year (social security, staff benefits, etc.) and provisions for paid vacations *(In millions of euros)*	154.9	170.3	179.4	187.8	197.7

(1) Adjusted to take into account, in the weighted average, the capital increases performed via capitalization of reserves or additional paid-in capital, cash subscriptions and treasury shares.

(2) Adjusted to take into account the capital increases performed via capitalization of reserves or additional paid-in capital and the stock split.

Notes



Air Liquide's responsibility towards its shareholders, formalized in the Shareholders' Charter, is based on four commitments.

- Consideration and respect for all shareholders
- Shareholder remuneration and increased investment value over the long-term
- Listening to and informing shareholders
- Shareholder Services

10% BONUS ON DIVIDENDS AND ON BONUS SHARE ALLOCATIONS: HAVE YOU THOUGHT ABOUT IT?

In November 2007, Air Liquide launched in France an advertising campaign in the press and on the Internet on the theme "You have everything you need to become an Air Liquide shareholder". This campaign attracted a lot of attention due to its originality. It helped strengthen the Group's profile and put Air Liquide's contribution to environmental protection in the spotlight.


Vous voulez :
Transmettre un patrimoine à vos enfants.
Leur offrir les moyens de préserver la planète.
Vous avez tout pour devenir actionnaire d'Air Liquide
AIR LIQUIDE

*For more information; **contact Shareholder Services.***



Shareholder Services
75, quai d'Orsay
75321 Paris Cedex 07



N° Vert 0 800 16 61 79
ou + 33 (0) 1 57 05 02 26
from outside France



shareholders@airliquide.com
www.airliquide.com



L'Air Liquide S.A. - the Company was established for the study and application of processes developed by Georges CLAUDE with issued capital of 1,298,066,880 euros - Corporate headquarters: 75, quai d'Orsay - 75321 Paris Cedex 07 - R.C.S. Paris 552 096 281

Photo Credits : Air Liquide photo Library, Philippe Stroppa, Tarik El Sakhawi, Grégoire Korganow, Marc Schlossman, Philippe Petit-Roulet, Publicis Consultants, X.

Labrador 00 331 53 06 30 80

END